Annual Report 2006


07049266




DICK'S





SIMON® | PROPERTY GROUP, INC.

CORPORATE PROFILE

Simon Property Group, Inc. (NYSE: SPG), headquartered in Indianapolis, Indiana, is the largest public real estate company in the United States. We operate from four major retail real estate platforms – regional malls, Premium Outlet Centers®, community/lifestyle centers and international properties. Through our subsidiary partnership, as of December 31, 2006, we owned or had an interest in 286 properties comprising 201 million square feet in 38 states plus Puerto Rico. We also held interests in 53 European shopping centers in France, Italy and Poland; five Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Simon Property Group is an S&P 500 Company.

Additional Simon Property Group information is available at www.simon.com.

Table of Contents


LOUIS VUITTON
Regional Malls


Premium Outlet Centers


AMERICAN EAGLE OUTFITTERS
Community/Lifestyle Centers


arena
Carrefour
International Properties

FINANCIAL HIGHLIGHTS

	2006	2005	Percent Change 2006 vs. 2005
Operating Data (in millions)			
Consolidated Revenue	$ 3,332	$ 3,167	5.2%
Funds from Operations (FFO)*	1,537	1,411	8.9%
Per Common Share Data			
FFO* (Diluted)	$ 5.39	$ 4.96	8.7%
Net Income (Diluted)	2.19	1.82	20.3%
Cash Dividends	3.04	2.80	8.6%
Common Stock Price at December 31	101.29	76.63	32.2%
Stock and Limited Partner Units Outstanding at Year End			
Shares of Common Stock (in thousands)	221,431	220,361	
Limited Partner Units in the Operating Partnership (in thousands)	59,113	58,523	
Market Value of Common Stock and Limited Partner Units (in millions)	$ 28,416	$ 21,371	
Total Market Capitalization** (in millions)	$ 48,780	$ 40,153	
Other Data			
Total Number of Properties in the U.S.	286	286	
U.S. Gross Leasable Area (in thousands)	201,015	200,412	
Total Number of European Shopping Centers	53	51	
European Gross Leasable Area (in thousands)	12,215	11,078	
Total Number of International Premium Outlet Centers	6	6	
International Premium Outlet Center Gross Leasable Area (in thousands)	1,679	1,537	
Number of employees	4,300	4,700	

* FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for a definition of FFO, and to pages 36-37 for a reconciliation of net income to funds from operations and of diluted net income per share to diluted FFO per share.

** Includes our share of consolidated and joint venture debt.


Consolidated Revenue
($ in billions)
$2.1
$2.2
$2.6
$3.2
$3.3
'02 '03 '04 '05 '06
Dividends Per Common Share
$2.18
$2.40
$2.60
$2.80
$3.04
'02 '03 '04 '05 '06
FFO Per Share
(Diluted)
$3.76
$4.04
$4.39
$4.96
$5.39
'02 '03 '04 '05 '06
Total Market Capitalization
($ in billions)
$21.2
$25.7
$36.9
$40.2
$48.8
'02 '03 '04 '05 '06

This Annual Report contains a number of forward-looking statements. For more information, please see page 22.

FROM THE CEO

2006 was an outstanding year for our Company. We generated strong financial and operational results, successfully completed several new development projects, expanded our development and redevelopment pipeline, continued to strengthen our balance sheet, and generated a total return to our stockholders of 37%.

Financial Highlights

- Consolidated revenue increased 5.2% to $3.332 billion from $3.167 billion in 2005.
- Funds from operations increased 8.9% to $1.537 billion from $1.411 billion in 2005. On a diluted per share basis, the increase was 8.7% to $5.39 from $4.96.
- Net income available to common stockholders increased 21.0% to $486.1 million from $401.9 million in 2005. On a diluted per share basis the increase was 20.3% to $2.19 from $1.82.
- Comparable net operating income ("NOI"), the most comprehensive measure of operating performance of our properties, increased a robust 5.0% for our regional mall portfolio and 5.1% at our Premium Outlets.

Operational Highlights

Strong operational results were achieved throughout each of our four retail real estate platforms:

Regional Malls
Comparable sales were up 5.8% to $476 per square foot in our mall portfolio of 171 properties comprising nearly 64 million square feet of small shop space. We increased occupancy in the mall portfolio to 93.2% in 2006, in spite of an increase in square footage lost to bankruptcies and store closures.

Premium Outlet Centers
Comparable sales increased 6.1% to $471 per square foot in our U.S. Premium Outlet portfolio of 36 centers comprising 13.9 million square feet. The portfolio remains effectively fully occupied at 99.4%.

Comparable sales increased 5.2% in our Premium Outlets in Japan in 2006 and the portfolio is fully occupied.

Community/Lifestyle Centers
Comparable sales in our community/lifestyle center portfolio of 69 properties were slightly higher than in the year earlier period and occupancy increased 160 basis points to 93.2%.

International Properties
Comparable sales increased 2.9% in our European shopping centers for the year. Occupancy declined 100 basis points, to 97.1% at December 31, 2006, primarily as a result of remerchandising activities underway at several centers and the opening of two new shopping centers late in the year.

Other 2006 Highlights

- The uniqueness of our multi-platform structure is best evidenced by our 2006 new project openings. We successfully completed and opened 7 new developments:

  Regional Mall
  Coconut Point in Estero, Florida



David Simon, Chief Executive Officer

  Premium Outlet Centers
  Round Rock Premium Outlets in Round Rock (Austin), Texas
  Rio Grande Valley Premium Outlets in Mercedes, Texas

  Community/Lifestyle Center
  The Shops at Arbor Walk in Austin, Texas

  International Properties
  Wasquehal Shopping Center in Wasquehal (Lille), France
  Giugliano Shopping Center in Giugliano (Naples), Italy
  Arena Shopping Center in Gliwice, Poland

- We identified a development and redevelopment pipeline in excess of $5 billion to be constructed from 2007 to 2010. This pipeline will be a significant driver of future growth for our company.
- We were upgraded by Standard & Poor's to A- and by Moody's to A3, the highest ratings in our company's history and the highest among U.S. real estate companies, reflecting the strength of our financial position.



Simon Property Group headquarters building in downtown Indianapolis, Indiana – All Indianapolis operations were consolidated in a new state-of-the-art office building in the summer of 2006. As a result of development and construction cost control and a favorable interest rate environment, we were successful in constructing and operating this building at an annual cash outlay comparable to the previously paid annual office rent.

Dividends and Stockholder Returns

In February of 2006, the Company's Board of Directors increased the annual common stock dividend from $2.80 to $3.04 per share, an 8.6% increase. Based upon solid results in 2006 and a positive outlook for 2007, in February of 2007 the dividend was increased by another 10.5%, to $3.36 per share.

Our common stock price increased 32% in 2006, to close the year at $101.29. The 2006 total return to stockholders, including dividends, was 37%. Over the last five years, our dividends have increased by 46% and our total return to stockholders was approximately 350%.

The Mills Corporation

On February 16, 2007, we announced that a joint venture between an entity owned by us and funds managed by Farallon Capital Management, L.L.C., a leading investment firm, entered into a definitive merger agreement to acquire The Mills Corporation ("The Mills") for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock and common units not owned by The Mills, and approximately $7.3 billion including the assumption of debt and preferred stock. The acquisition of The Mills is to be initiated through a cash tender offer, which has commenced. Completion of the tender offer will be subject to the receipt of valid tenders for at least a majority of The Mills' common shares and the satisfaction of other customary conditions.

I believe that The Mills properties are an excellent strategic fit with our existing retail platforms and they present a compelling opportunity for the stockholders of Simon, the Farallon investors and The Mills' existing joint venture partners. We are confident that our significant experience operating both regional malls and outlet centers, substantial resources, previous ownership interest in certain Mills properties and history of successful acquisitions, together with Farallon's financial resources and expertise, will allow us to improve the performance of The Mills assets.

The Mills portfolio is comprised of two distinctive types of assets – regional malls and the traditional Mills properties. Upon completion of the proposed acquisition of The Mills, we plan to integrate the 18 regional malls into our regional mall platform and existing infrastructure. We believe that our resources, both human and capital, can improve the operations and cash flow of these assets. In addition, several of the malls provide redevelopment opportunities that The Mills was unable to execute as a result of its capital constraints.

The 17 traditional Mills properties will become our fifth retail real estate platform. A Mills property is large, comprising well over one million square feet of gross leasable area ("GLA") – with a combination of traditional mall, outlet center, and big box retailers and entertainment uses – all focused on delivering value for the consumer. These assets are well-located in major metropolitan markets, have considerable consumer brand equity and large trade areas, and generate significant total sales volumes. We believe that our industry-leading presence in the regional mall and Premium Outlet sectors and our substantial retailer relationships should enable us to improve these properties. We plan to manage the traditional Mills properties as a separate platform, but will utilize resources from all of our platforms in an effort to maximize results.

Simon Headquarters

We completed the move into our new office building in the summer of 2006, consolidating all of our Indianapolis operations into one location. The new building has been very well-received by our employees as well as the City of Indianapolis. We are proud of our new headquarters and on the following pages you will find photos of our people in our new state-of-the-art work environment.

Creativity and Organizational Strength

For the past two years, I have challenged our organization to be creative in all of our development and redevelopment activities. Recently, I had the opportunity to visit our two latest development projects, Coconut Point in Estero, Florida and The Domain in Austin, Texas, and I witnessed first-hand just how creative and effective our people can be. Coconut Point and The Domain are world class developments that were extremely well-executed. The focus and energy applied to these projects was outstanding and bodes well for the future success of our $5 billion development and redevelopment pipeline.

One of our organizational strengths is the depth and quality of our management team. I asked each of our platform leaders to provide an overview of their 2006 activities and 2007 priorities. On the following pages you will find letters from Rick Sokolov, Les Chao, Michael E. McCarty and Hans Mautner, in which they provide their thoughts. Our chief financial officer, Steve Sterrett, provides a review of our balance sheet and capital market activities.

Outlook

2006 was another successful year for Simon Property Group as we outperformed the S&P 500 Index for the seventh consecutive year and the Morgan Stanley REIT Index for the sixth consecutive year. We are proud of this record, however, our Company's attitude is to never rest on our laurels, but instead to focus on the future.

Our portfolio of high-quality, highly-productive retail real estate assets and strong balance sheet position us well for a profitable 2007, and we will continue to pursue a multi-faceted growth strategy which is focused on:

- Increasing profitability of our existing portfolio (including the addition of non-retail components and the expansion of the mall as a marketing medium)
- Developing high quality assets across the U.S. retail real estate spectrum
- Creating value from the expected Mills transaction and;
- Expanding our international presence

I believe a testament to our unique multiple platform development expertise is that in 2007 we will open an open-air luxury regional mall in Austin, Texas (recently opened and doing great); a Premium Outlet near Philadelphia; a community shopping center in McAllen, Texas (near our very successful mall and Premium Outlet); as well as upscale outlet centers in Kobe, Japan and Seoul, South Korea and three enclosed shopping centers in Italy (in Milan, Naples, and Rome). No other real estate company has this breadth of product type and geographic reach.

In closing, I would like to thank my colleagues at Simon Property Group for their many contributions to our success, our Board of Directors for their continued guidance, and our stockholders for their ongoing support and encouragement.



David Simon, Chief Executive Officer
March 19, 2007

REGIONAL MALLS



Richard S. Sokolov, President and Chief Operating Officer, (left center) and John Rulli, Executive Vice President and Chief Operating Officer – Operating Properties, (right center) participate in a regional mall strategy meeting with (from the left) Thomas J. Schneider, Executive Vice President – Development; Paula Ramey, Vice President – Simon Business Network; Vicki Hanor, Executive Vice President – Leasing; and Mark Palombaro, Senior Vice President – Development.

I am pleased to have this opportunity to review with you the accomplishments in our regional mall business during 2006 and the strategies we have set for that business going forward. The operation of our regional mall portfolio is driven by a single, simple premise: to make each of our properties the most compelling and best place to shop that it can be.

In 2006, our regional mall portfolio produced very good results. We operate 171 regional malls in 33 states plus Puerto Rico that comprise over 166 million square feet of space with center section square footage of 64 million square feet. Last year, the portfolio produced comparable NOI growth of 5%, comparable sales growth in our small shops of 5.8% to $476 per square foot and ended 2006 93.2% leased.

For 2007 and beyond, we remain focused on continually enhancing the shopping environment for our consumers and our retailer partners through our management, marketing, leasing, and development efforts.

In the management of our mall properties a renewed emphasis is being placed on enhancing the look and feel of the projects. In 2007, we anticipate renovating more than a dozen properties, and plan to renovate a similar number in 2008 and 2009. In addition, throughout the portfolio, we are installing soft seating areas, new restrooms, shopper lounges, children's play areas, new customer service centers and upgraded carts and kiosks. All of these initiatives are designed to provide a more welcoming and sophisticated shopping environment.

Our marketing efforts continue to enhance the strength of our portfolio as shown by increases in sales, visits and time spent at our properties. In 2006, the strength of those efforts was demonstrated by the fact that we sold $518 million of Simon gift cards at Simon malls. The Simon gift card is the largest privately issued debit card in the United States. This program drives incremental consumer visits to our properties to purchase the cards and increases sales at our properties when those cards are utilized at our merchants.

2006 also marked the debut of our ON-SPOT Digital Network program in fifty of our properties. This is a joint venture with Publicis Inc. and provides digital screen network programming opportunities for vendors and merchants to reach our shoppers. The initial response has been very encouraging.

We also continue to drive traffic to our portfolio through our proprietary marketing programs such as In-Style® Inside Simon Malls, Simon Super Chef's Live, and Simon Kidgits Club.

Regional Mall Portfolio Statistics

As of December 31	2006	2005
Number of properties	171	171
Gross Leasable Area (in millions of square feet)	166.4	166.4
Occupancy (1)	93.2%	93.1%
Comparable Sales per Square Foot (2)	$ 476	$ 450
Average Base Rent per Square Foot (1)	$35.38	$34.49

(1) For mall and freestanding stores.

(2) For mall and freestanding stores with less than 10,000 square feet.


SAKS FIFTH AVENUE

Above: The Florida Mall in Orlando generates sales in excess of $600 per square foot. **Below:** Asset enhancement is one of Simon's core competencies, as we invest capital to increase cash flow and enhance our portfolio assets through renovation and expansion. This enhancement includes the addition of impact retailers and restaurants. For example, we are adding eight new Nordstrom stores between now and 2010.


NORDSTROM



A team of professionals is assigned to each Simon development project. Representatives from development, leasing, construction, tenant coordination, and financial planning meet weekly throughout the development phase to ensure successful execution. Shown here is the development team for The Domain, the Company's new luxury open-air center in Austin, Texas (opened on March 9, 2007) – from the left – Nena Wilke, Kathleen Shields, Robert Dinsmore, Dennis Carafiol, Joseph Stallsmith, Vicki Hanor, Michelle Smith and Jeff Jones.

In the leasing of our properties we are driven to continually upgrade the quality of our tenants and to accommodate new retailers that are constantly seeking space in our properties. This continual upgrading of our tenant base has increased our market share and sales per square foot. Demand for space in our properties is strong as evidenced by our 2006 year-end occupancy of 93.2%. This tenant demand is being driven by five primary sources: new concepts introduced by our existing tenants; vendors seeking new consumer distribution channels for their goods in reaction to consolidation in the department store industry; new retail concepts; expansion demands from our existing tenants; and foreign retailers looking to access and expand in the lucrative United States market. Our releasing spreads remain robust at 17.6% and the average base rent per square foot in the mall portfolio increased for the thirteenth consecutive year (every year since our IPO) to $35.38.




Brighton

To maximize land values and create more compelling and integrated projects, we have embarked on a strategy to add non-retail components – residential, hotel, and office – at specific centers. **Above:** Office condominiums comprising 30,000 square feet are located above retail stores at Coconut Point in Estero, Florida. **Above right:** Coconut Point also includes 290 residential condominiums – located above retail stores and in freestanding buildings in close proximity to retailers and restaurants.


SOUTHPARK

Above: The Village at SouthPark is located adjacent to our highly-productive SouthPark in Charlotte, North Carolina. The project includes Crate & Barrel (opened in November of 2006), small shops (opening in March of 2007), and 150 luxury apartments (shown here under construction, and scheduled to open during the summer of 2007).

In our development activities, we seek to strengthen our existing properties through the addition of anchors and small shop space and intensify our assets with the addition of mixed-use components such as residential, office or hotel, to create compelling new developments. Last year also presented opportunities to strengthen the portfolio as a result of the significant consolidation in the department store sector because of the Federated-May merger and the acquisition of parts of the Saks Department Store Group by Belk, Inc. and Bon-Ton, Inc. respectively. In 2006, we added over 20 anchors to our portfolio, including Neiman Marcus, Dick's Sporting Goods, Barneys New York, Bloomingdale's and Dillard's. We also added several restaurants and bookstores to our portfolio.

We have identified approximately $2 billion of redevelopment projects in the portfolio which we intend to complete over the next four years. Fueled by space that we have recaptured as a result of the Federated-May merger, we will open more than 20 lifestyle additions. These additions will enable us to enhance market share of our properties by absorbing available demand while upgrading the amenities and exterior appearance of our malls. We will also be adding eight new Nordstrom stores during this period.

During 2007, we will add approximately 30 additional anchors to our portfolio such as Belk, Crate & Barrel, Dick's Sporting Goods, Dillard's, theaters and bookstores.




kate spade
NEW YORK


Simon Kidgits
Klubhouse

Above: As a result of the merger of Federated Department Stores and The May Company, Federated is our largest anchor tenant, with over 160 Bloomingdale's and Macy's stores. **Above right:** The Simon portfolio includes assets of national and international renown, such as Lenox Square, one of Atlanta's premier shopping destinations. **Below right:** The Company continues the roll-out of Simon Kidgits Club® play areas throughout its mall portfolio.

We initiated a program last year to add other compatible uses, such as office, residential and hotel, to our projects to take advantage of the excellent locations in their markets and the existence of the necessary infrastructure such as parking and access roads. This summer we will open the Village at SouthPark which is a retail and residential mixed-use project on land adjacent to our highly-successful SouthPark in Charlotte, North Carolina. We are under construction with a multi-family residential project at Firewheel Town Center in Garland, Texas and we are in pre-development on several additional residential opportunities and hotel sites.

In 2006, we opened Coconut Point, a new open-air regional mall in Estero, Florida featuring Dillard's, Barnes & Noble, Muvico Theater, restaurants, big boxes, specialty stores, office space, residential condominiums and a future hotel. The project has been enthusiastically received by both consumers and retailers.



Simon Brand Ventures (SBV), Simon's business-to-consumer arm, has pioneered the transformation of shopping malls into a medium where consumer brands can build one-on-one relationships with more than 100 million shoppers who make approximately 2.4 billion visits to Simon malls each year. Simon's franchise of market-leading shopping centers provides SBV the foundation to monetize the distribution system through numerous consumer ventures. **Top:** SBV is led by Stewart A. Stockdale, Chief Marketing Officer and President – Simon Brand Ventures (second from the right). His direct reports in this initiative include (from the left): Mikael Thygesen, Cathi Weiner, Chip Harding and Lisa Ross.

In March of 2007, we opened The Domain in Austin, Texas. This center represents our latest thinking in the development of compelling projects that provide the opportunity for people to live, work, dine and shop. Anchored by Neiman Marcus and Macy's, The Domain features designer specialty stores, restaurants unique to Austin and multi-family residential and office components – all in an environment unequalled in central Texas. We also have new development openings planned in 2008 with Hamilton Town Center in Noblesville, Indiana, and in 2009, with The Grand in Houston, Texas.

2006 was a very productive year for the regional mall portfolio and we are excited and energized by the opportunities within the portfolio for 2007 and beyond.

Richard S. Sokolov
President and Chief Operating Officer


GUESS


BARNEYS
NEW YORK

PHOTO BY ADRIAN WILSON, COURTESY OF BARNEYS NEW YORK

Top: Simon has the broadest and deepest relationships with the best merchants in the retail world. **Bottom:** In March, Barneys New York opened a flagship store at our Copley Place in Boston.

PREMIUM OUTLET CENTERS

Chelsea's pioneering concept – the upscale outlet center strategically located in a major metropolitan or tourist market – began a quarter of a century ago. Today, as a Simon platform, we are the world's largest developer, owner and operator of outlet centers, with assets across the United States, Japan and Mexico. We remain exceptionally well positioned to continue expanding our Premium Outlet business both domestically and internationally.

2006 was another strong year for Premium Outlets. Comparable property net operating income rose 5.1%, driven by strong internal growth. U.S. Premium Outlet comparable sales rose 6.1% to $471 per square foot, while re-leasing spreads (the difference between expiring and new rental rates) averaged 31%, a record. At the same time, tenant occupancy costs remained a modest 7.8% of sales, leaving substantial rent upside for the future.

Premium Outlet Center Portfolio Statistics

As of December 31	2006	2005
U.S. Premium Outlets		
Number of properties	36	33
Gross Leasable Area (in millions of square feet)	13.9	12.6
Occupancy [1]	99.4%	99.6%
Comparable Sales per Square Foot [1]	$ 471	$ 444
Average Base Rent per Square Foot [1]	$ 24.23	$ 23.16
International Premium Outlets [2]		
Number of properties	5	5
Gross Leasable Area (in millions of square feet)	1.4	1.3
Occupancy	100%	100%
Comparable Sales per Square Foot	¥ 89,238	¥ 84,791
Average Base Rent per Square Foot	¥ 4,646	¥ 4,512

(1) For all owned gross leasable area.
(2) Does not include Premium Outlets Punta Norte in Mexico



The Chelsea team is led by Leslie T. Chao, Chief Executive Officer; left, John R. Klein, Co-President, and right, Michael J. Clarke, Co-President and Chief Financial Officer

Sales at Woodbury Common Premium Outlets, our flagship property, rose 11%, to $821 per square foot. Orlando Premium Outlets, our most productive center for the past two years, reported sales of $1,047 per square foot, a 12% increase. Demand for space remained strong across the portfolio, with occupancy rates consistently in the range of 99% throughout 2006.

The breadth of our tenant relationships remains an asset unique to Chelsea. During the past year, we again added important new brands, expanded old relationships, cultivated emerging names, and actively managed the tenant mix at every one of our properties. As a result, our U.S. and Japanese portfolios are not only the largest in their respective markets, but we believe the best-leased and most productive.

Many of our relationships date back to the earliest days of the outlet industry. Today, our ties to hundreds of the world's best brands – ranging from Armani to Zegna and Gap to Nike – are stronger than ever, amplified further by the unsurpassed scale and reach of Simon's regional mall platform. As consumers around the world become ever more brand and value-conscious, Chelsea is uniquely well-positioned to deliver the kind of retail they demand.


TOMMY
HILFIGER
Dior
NINE WEST

Above and Opposite: Orlando Premium Outlets, our most productive Premium Outlet for the past two years, reported sales in excess of $1,000 per square foot in 2006. An expansion of Orlando is expected to begin in 2007.


DESERT HILLS
PREMIUM OUTLETS

Desert Hills Premium Outlets in Cabazon, California generates annual sales in excess of $700 per square foot.


COACH
Calvin Klein
BURBERRY
Round Rock
PREMIUM OUTLETS

Round Rock Premium Outlets in Round Rock, Texas opened on August 3, 2006. Located just 20 minutes north of Austin, Round Rock Premium Outlets comprises 432,000 square feet and features 125 designer and name-brand outlet stores. The center was 99% leased at year-end.



Chelsea continues to lead the industry in new development. In 2006 we successfully opened Round Rock Premium Outlets (near Austin, Texas) and Rio Grande Valley Premium Outlets (in Mercedes, Texas), each containing more than 400,000 square feet of GLA. We also began construction of three new projects – in the United States, Japan, and for the first time, South Korea – all scheduled to open during 2007: Philadelphia Premium Outlets, a 430,000 square-foot center located in Limerick, Pennsylvania, in the fourth quarter; the 190,000 square-foot first phase of Kobe Sanda Premium Outlets, near Kobe, in the third quarter; and the 250,000 square-foot first phase of Yeoju Premium Outlets, near Seoul, in the second quarter, respectively.

Houston Premium Outlets, a new 430,000 square-foot center, recently began construction for a spring 2008 opening. Potential sites in New Jersey, New Hampshire, Ohio, Arizona, Florida, Japan and Korea are in earlier stages of pre-development. Additionally we expect to begin expansions in 2007 totaling more than one million square feet of GLA – at Orlando, Las Vegas, Camarillo, Allen, Rio Grande Valley, Philadelphia, Round Rock, Gotemba, Sano and Tosu Premium Outlets – all due to open in 2007 or 2008.

Our international business continues to prosper and grow. Chelsea Japan's five operating Premium Outlet centers – soon to be six with the addition of Kobe Sanda – now generate (from a standing start in 2000) annual tenant sales of more than $1 billion, or $757 per square foot; they account for 9% of Chelsea's total net operating income. Korea represents a very exciting new market with the opening of Yeoju Premium Outlets this summer, and we continue to look for the right opportunities and partners in other Asian markets, including China.

Our partners in Japan are Mitsubishi Estate Co., Ltd. and Sojitz Corporation; in Korea, Shinsegae Co., Ltd. and Shinsegae International Co., Ltd.; and in Mexico, Grupo Sordo Madaleno – all market leaders in retail and/or real estate. We are delighted to have them as our partners, friends, and trusted advisors.

Since becoming a Simon platform in 2004, Chelsea has benefited from synergies that come with being part of a large global organization, including site selection, leasing, ancillary income programs, cost of and access to capital, management efficiencies, and the elimination of our previous public-company obligations. Our core management team remains in place, and we continue to be focused on creating value through high-quality development and redevelopment.

Leslie T. Chao
Chief Executive Officer – Chelsea Premium Outlet Centers

COMMUNITY/LIFESTYLE CENTERS

Our business consists of an existing portfolio of nearly 20 million square feet within approximately 70 projects ranging in size from 30,000 square feet to nearly 1,000,000 square feet. Each center has the combined focus of development, leasing and management personnel, experienced and dedicated in dealing with the opportunities and issues of open-air centers. During 2006, this portfolio of centers generated comparable NOI growth of 4%. Additionally, we increased occupancy by 160 basis points to end the year at 93.2%.

Even though these venues may be different than our other platforms at Simon, there remain opportunities to employ best practices from those platforms that have been honed over the years. More than ever before, the interdependence between the platforms is allowing us to create more meaningful projects – projects that accommodate a broader spectrum of retailers designed to meet the needs of our shoppers.

A collaboration between the regional mall platform and the community/lifestyle center platform led to the successful opening of St. Johns Town Center in Jacksonville, Florida in 2005. Even more recent was the November 2006 opening of Coconut Point in Estero, Florida. Today these same teams are collectively engaged in the development and leasing of Pier Park, our new open-air center under construction in Panama City Beach, Florida.

As the community/lifestyle and regional mall platforms continue to work together, we find new retailers interested in operating their concepts within both types of properties. The retailer world is ever-evolving and having multiple platforms facilitates the growth of our business, as we offer a wide range of property options for our national, regional and local retailers.

Development plans are taking shape for a community/lifestyle center located adjacent to the planned Houston Premium Outlets in northwest Houston, Texas. This will be the first time we have aligned these two platforms side by side, and it should prove to be a compelling and innovative development.

During 2006 and also into 2007 we are spending time identifying which Simon Brand Network and Simon Brand Venture opportunities may migrate into the open air environment, in an effort to drive additional traffic and revenue into the community/lifestyle center platform.

The anchor tenants within our portfolio of existing centers are critical to the performance and identity of each center. We are proud of the key anchor tenant relationships that we have cultivated over the years. These are the best of the best in retailing circles - Best Buy, Bed Bath and Beyond, Dick's Sporting Goods and T.J. Maxx, to name just a few.

Our leasing team is expected to make the best long-term business decision for every lease expiration in our portfolio, and with over 500,000 square feet of small shop

Waterford Lakes Town Center in Orlando provides easy access to popular retailers including Super Target, Best Buy and T.J. Maxx. Waterford Lakes is also home to more than 100 specialty shops, a variety of restaurants, and ongoing entertainment in a park-like, open-air environment.




BEST BUY
OfficeMax

Coconut Point in Estero, Florida, is a 1.2 million square foot, open-air regional mixed-use complex with village, lakefront and community center retail components featuring a mix of world-class retail, dining and entertainment. Anchoring the community center portion of Coconut Point are 14 big box tenants including Bed Bath & Beyond, Best Buy, DSW, Sports Authority, T.J. Maxx, Ulta, Cost Plus World Market and Super Target (which will open in March of 2008).

lease expirations in 2007 we will have the opportunity to upgrade our tenant mix and grow our NOI. We will be diligent in evaluating the economics and the merchandise selection surrounding these decisions.

Realizing that we are in the convenience business, our management team stays focused on the "ease" of shopping our existing centers. The cleanliness, condition and appearance of our centers are instrumental in bringing customers back to our centers again and again. If what we offer customers helps our retailers, then it helps us.

In addition to the ongoing management, leasing and development of existing centers, we are also very engaged in the development of new retail centers. Many of these new developments are in Texas and Florida, two states experiencing increasing population growth and thus new emerging retail markets.

During 2006, our focus was on the development and opening of the Company's Coconut Point project in Estero, Florida. This project had the attention and shared resources of our division and the regional mall division to create a new shopping environment. Coconut Point combines the tenant mix normally found in an enclosed regional mall along with Dillard's, Barnes and Noble and Muvico Theaters. Additionally, Coconut Point also provides shoppers with the convenience of 14 big box tenants including Best Buy, Ross Dress for Less, DSW, Sports Authority, T.J. Maxx, Cost Plus World Market, and Super Target (which will open in March of 2008).

Also opening in 2006 was The Shops at Arbor Walk, a more conventional power center in central Austin, Texas. This 455,000 square foot center features Home Depot, Circuit City, Marshalls, DSW and Golf Galaxy along with over 75,000 square feet of small shops.



Michael E. McCarty, President
Community/Lifestyle Centers

The new development pipeline within the community/lifestyle center platform continues to drive our business. In the fall of 2007, we will begin Phase 1 openings at Palms Crossing, our new 385,000 square foot project in McAllen, Texas, and our 920,000 square foot Pier Park in Panama City Beach, Florida.

We will continue our efforts in working with lead anchor tenants such as Target, Kohl's, JCPenney and others to create additional future developments. These developments will capitalize on the combined resources of the various platforms here at Simon, resulting in the best retail properties we can imagine.

Michael E. McCarty
President – Community/Lifestyle Centers

Community/Lifestyle Center Portfolio Statistics

As of December 31	2006	2005
Number of properties	69	71
Gross Leasable Area (in millions of square feet)	19.1	19.4
Occupancy [1]	93.2%	91.6%
Comparable Sales per Square Foot [1]	$ 222	$ 220
Average Base Rent per Square Foot [1]	$ 11.82	$ 11.41

(1) For all owned gross leasable area.

INTERNATIONAL PROPERTIES

Having joined Simon via the Corporate Property Investors acquisition in 1998, it was agreed that I would investigate the opportunities available to create an international dimension to the Company's business. Toward that end, a small office was established in London in 1999.

History

It has been some 7 years since Simon made its first relatively exploratory investment abroad. The broad principles which underlay that first investment consisted of the following:

- Investing internationally was not something the Company "had" to do; it would be pursued only if it produced reasonable returns and could be of long-term strategic value;
- It could/should only be done with high quality local partners to whom Simon could bring complementary skills and resources;
- We would insist on partners with generally corresponding views as to business strategy, time horizon, and quality expectations.

These principles, consistently applied and essentially unaltered, have stood the Company in good stead and have resulted in the ownership of the following non-U.S. assets as of 31 December 2006:

- Through its ownership with Ivanhoe Cambridge of Simon Ivanhoe:
  - Ownership interests in 5 shopping centers in France having aggregate GLA of 1.5 million square feet plus a substantial pipeline of projects in development and/or pre-development.
  - Ownership interests in 7 shopping centers in Poland having aggregate GLA of 3.1 million square feet plus a pipeline of projects in development and/or pre-development.
- Through its ownership with Auchan of Gallerie Commerciali Italia, one of the largest retail landlords in Italy, ownership of 41 shopping centers in Italy with aggregate GLA of 7.6 million square feet, plus a substantial pipeline of projects in development and/or pre-development.



In October of 2006, our Simon Ivanhoe European joint venture opened the 230,000 square foot expansion of a Carrefour-anchored shopping center in Wasquehal, France.

- A venture in China with (i) Shenzhen International Trust and Investment Company CP and (ii) Morgan Stanley that is currently involved in the development of 5 shopping centers to be anchored by Wal-Mart and to have aggregate GLA of 2.4 million square feet.

The Past Year

The major accomplishments in 2006 included the opening of the following shopping centers:

- Giugliano in Naples, Italy (750,000 sq. ft.)
- Wasquehal* in Wasquehal, France (230,000 sq. ft.)
- Arena Shopping Center in Gliwice, Poland (380,000 sq. ft.)

* Expansion of existing center

2007

The current year promises to be even more significant as far as the completion and opening of centers is concerned, particularly as it relates to our venture in Italy. A number of the properties scheduled to open are of a size and sophistication quite new to the Italian market.

International Portfolio Statistics

As of December 31	2006	2005
European Shopping Centers		
Number of properties	53	51
Gross Leasable Area (in millions of square feet)	12.2	11.1
Occupancy	97.1%	98.1%
Comparable Sales per Square Foot	€ 391	€ 380
Average Base Rent per Square Foot	€ 26.29	€ 25.72

Projects opening in 2007:

- Porta di Roma in Rome, Italy (1.3 million sq. ft.)
- Olbia* in Sardinia, Italy (97,000 sq. ft.)
- Cinisello in Milan, Italy (400,000 sq. ft.)
- Nola in Naples, Italy (1.0 million sq. ft.)

* Expansion of existing center

During 2007, we hope to further develop and expand our pipeline of development opportunities in the countries where we are now active.

We are exploring the potential ownership of a shopping center currently under pre-construction development in Moscow. Our discussions are with an organization that could lead to additional opportunities for us to deliver development services on additional retail projects in Russia.

We have also entered into an understanding with a major Indian group for a joint venture to explore and undertake shopping center development opportunities in that very exciting country.



Porta di Roma is a 1.3 million square foot shopping center under construction in Rome, Italy. The center is scheduled to open in the summer of 2007 and will be anchored by Auchan, Leroy Merlin, UGC Theatres, IKEA, Media World and Decathlon.

What Next?

As is well-documented almost daily, internationalization has "arrived" and there is an enormous quantity of capital from worldwide sources looking for property investments in virtually every corner of the globe. Opportunities seem to abound almost everywhere, but certainly many of them are illusory, and mistakes will be made in an urgency to invest.

While not immune from mistakes, we believe the quality of our investing platforms, our experience to date, and the continuing governing principle that we do not "have" to grow internationally at any given speed should mitigate any sense of urgency which might lead to poorly thought out investment.



Hans C. Mautner, President – International Properties

It is clear that our investigation of and/or initial investment in some of the large and economically developing countries takes us into riskier areas. That is surely one of the quid pro quos of searching for the higher development returns that no longer exist, at least for the time being, in the stable and more mature countries of Western Europe and Asia. We believe, however, that with prudence, the right partners and organizational structure, and a recognition of our resource limitations, both financial and human, we can make the risks manageable and consonant with the expected returns. We will certainly not abandon the broad principles with which we began our international activities in 1999.

We will limit the number of places we choose to go, but endeavor to make them places where success, if we are able to achieve it, can come in a scale where it could be meaningful to Simon over time. I would expect that development and redevelopment will continue to be the most logical and effective means of value creation. At the same time, however, Europe is surely on the threshold of the kind of consolidation which has transformed the shopping center business in the United States. Simon is positioned to be a participant in that phenomenon as and when it occurs – and should it make sense to us at the time.

Hans C. Mautner
President – International Properties

BALANCE SHEET AND CAPITAL MARKETS



From the left – James M. Barkley, General Counsel; Stephen E. Sterrett, Executive Vice President and Chief Financial Officer; and Andrew Juster, Senior Vice President and Treasurer

One of the foundations of the Simon organization is a conservative and consistent philosophy in financing our business and allocating our capital. We firmly believe that to properly match our assets, primarily long-lived income-producing real estate, our debt should primarily be long-term, fixed-rate debt. We also believe we should maintain a moderate amount of overall leverage which results in comfortable coverage of our debt service, and which will generate significant free cash flow to reinvest in our business. The balance sheet has also been constructed to withstand economic downturns and tightness in credit markets, and because of our size, we want the ability to access capital in many different forms. We are also disciplined in allocating our capital only to those opportunities that we determine have an appropriate risk-adjusted return.

I am pleased to report that in 2006 we had an outstanding year in the capital markets. We completed 3 separate issuances of unsecured debt, raising $3.15 billion at an average rate of 5.50% and a weighted average maturity of 7.7 years. We are the largest issuer of REIT debt in the unsecured market with $10.9 billion of bonds outstanding at 12/31/06.

One of the hallmarks of Simon's capital structure is our financial flexibility. With our $1.5 billion of annual NOI generated by unencumbered, wholly owned assets, we can be opportunistic in accessing capital. A prime example of this occurred in December, 2006. From late October to early December the 10 year treasury rallied, lowering the yield by 40 basis points. The 5 year treasury similarly rallied. We opportunistically tapped the bond market, raising $1.25 billion in early December, at an all-in rate of 5.23%. We then used $660 million of the proceeds to completely liquidate the U.S. dollar borrowings under our corporate credit facility, for which we were paying interest of 5.70%, and invested the remaining cash in short-term, liquid investments yielding over 5.30%.

Total Market Capitalization at December 31, 2006


Unsecured Debt 22.5%
Common Equity 58.3%
Mortgage Debt 15.8%
3.4%
Preferred Equity

During 2006 our corporate credit rating was upgraded to A3 by Moody's Investors Service and A- by Standard and Poor's, reflecting the strength of our company's financial health. The initial upgrade reduced the borrowing rate on our $3 billion corporate credit facility to a real estate industry leading LIBOR + 37.5 basis points. Our line was undrawn at 12/31/06 except for $305 million of non-U.S. dollar borrowings. One of the relatively new features of our credit facility is the ability to borrow up to $750 million directly in Euros, Yen or Sterling. The ability to borrow in those currencies allows us to create a more natural hedge against currency movements on some of our international investments. Floating rate debt comprised only 6% of our total debt at 12/31/06, a prudent and enviable position given the inverted shape of the yield curve.

We were also very active in the CMBS market in 2006, raising $1.9 billion in 20 mortgage transactions. We remain a very significant issuer in the CMBS market.

At 12/31/06, our debt as a percentage of our total market capitalization was 38%, and our interest coverage was 2.6x. We also generated substantial "free cash flow" after payment of our dividends and distributions, to reinvest in the business. As you have read elsewhere in this annual report, we are significantly increasing our capital spending on new development and redevelopment projects. We expect to spend in excess of $5 billion over the next four years in new development and redevelopment projects. The significant annual free cash flow generated will allow us to construct these projects on a nearly leverage neutral basis.

We allocate capital, including our free cash flow, only to those projects that we determine have an acceptable risk-adjusted return. Our internal review process is both thorough and arduous, and involves substantial input from the primary disciplines of leasing, development and management. Detailed income estimates are prepared, and construction budgets are set before a project is reviewed and approved. This process and the discipline required has helped to ensure an unblemished track record for the Company in developing new projects, expanding existing assets and acquiring properties that have met or exceeded our underwriting expectations.

Simon ended 2006 in the strongest financial position in its history. We are also one of the most financially solid publicly traded REITS with "A" ratings from both Standard & Poor's and Moody's Investor Service. We believe we have a solid financial foundation which should position us well for a profitable 2007 and beyond.



Stephen E. Sterrett
Executive Vice President and Chief Financial Officer

Total Return Performance (December 31, 2001 to December 31, 2006)


($ In Dollars)
Simon Property Group, Inc.
FTSE NAREIT Equity REIT Index
S&P 500 Index
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Simon Property Group, Inc	100	124.03	179.21	262.83	324.08	443.90
FTSE NAREIT Equity REIT Index	100	103.82	142.37	187.33	210.12	283.78
S&P 500 Index	100	77.90	100.24	111.15	116.61	135.02

The above line graph compares the percentage change in the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity REIT Index for the period December 31, 2001 through December 31, 2006. The graph assumes an investment of $100 on December 31, 2001, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.

Our new headquarters building has been very well-received by our employees and the City of Indianapolis. The series of photos below shows the internet café and fitness center, as well as employees enjoying food and drink on the outdoor terrace during our Employee and Family Open House. In the photo on the lower left-hand side are employees representing our financial, human resources, leasing, development and construction departments who participated in the Company's 2006 college recruitment program, interviewing students at nine colleges and universities across the country.











SELECTED FINANCIAL DATA

(In thousands, except per share data)

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Amounts represent the combined amounts for Simon Property and SPG Realty Consultants, Inc. ("SPG Realty") for all periods as of or for the year ended December 31, 2002 and Simon Property thereafter. SPG Realty, Simon Property's former "paired share" affiliate, merged into Simon Property on December 31, 2002. Other data we believe is important in understanding trends in Simon Property's business is also included in the tables.

As of or for the Year Ended December 31,	**2006**	2005	2004[1]	2003[1]	2002[1]
OPERATING DATA:					
Total consolidated revenue	$ 3,332,154	$ 3,166,853	$ 2,585,079	$ 2,242,399	$ 2,052,978
Income from continuing operations	563,443	353,407	350,830	334,198	399,484
Net income available to common stockholders	$ 486,145	$ 401,895	$ 300,647	$ 313,577	$ 358,387
BASIC EARNINGS PER SHARE:					
Income from continuing operations	$ 2.20	$ 1.27	$ 1.49	$ 1.47	$ 1.86
Discontinued operations	—	0.55	(0.04)	0.18	0.13
Net income	$ 2.20	$ 1.82	$ 1.45	$ 1.65	$ 1.99
Weighted average shares outstanding	221,024	220,259	207,990	189,475	179,910
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	$ 2.19	$ 1.27	$ 1.48	$ 1.47	$ 1.86
Discontinued operations	—	0.55	(0.04)	0.18	0.13
Net income	$ 2.19	$ 1.82	$ 1.44	$ 1.65	$ 1.99
Diluted weighted average shares outstanding	221,927	221,130	208,857	190,299	181,501
Distributions per share [2]	$ 3.04	$ 2.80	$ 2.60	$ 2.40	$ 2.18
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 929,360	$ 337,048	$ 520,084	$ 535,623	$ 397,129
Total assets	22,084,455	21,131,039	22,070,019	15,684,721	14,904,502
Mortgages and other indebtedness	15,394,489	14,106,117	14,586,393	10,266,388	9,546,081
Stockholders' equity	$ 3,979,642	$ 4,307,296	$ 4,642,606	$ 3,338,627	$ 3,467,733
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	$ 1,273,367	$ 1,170,371	$ 1,080,532	$ 950,869	$ 882,990
Investing activities	(601,851)	(52,434)	(2,745,697)	(761,663)	(785,730)
Financing activities	$ (79,204)	$ (1,300,973)	$ 1,649,626	$ (50,712)	$ 40,109
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends [3]	1.56x	1.40x	1.51x	1.50x	1.63x
Funds from Operations (FFO) [4]	$ 1,537,223	$ 1,411,368	$ 1,181,924	$ 1,041,105	$ 936,356
FFO allocable to Simon Property	$ 1,215,319	$ 1,110,933	$ 920,196	$ 787,467	$ 691,004

Notes

(1) On October 14, 2004 Simon Property acquired Chelsea Property Group, Inc. On May 3, 2002, Simon Property and other parties jointly acquired Rodamco North America N.V. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2) Represents distributions declared per period.

(3) The ratios for 2004, 2003, and 2002 have been restated for the reclassification of discontinued operations described in Note 3. 2002 includes $162.0 million of gains on sales of assets, net, and excluding these gains the ratio would have been 1.42x.

(4) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to: our ability to meet debt service requirements, the availability of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, costs of common area maintenance, competitive market forces, risks related to international activities, insurance costs and coverage, impact of terrorist activities, inflation and maintenance of REIT status. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our Annual Report on Form 10-K that could cause our actual results to differ materially from the forward-looking statements that we make. We may update that discussion in subsequent quarterly reports, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

OVERVIEW

Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on ordinary dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We are engaged in the ownership, development, and management of retail real estate properties, primarily regional malls, Premium Outlet® centers and community/lifestyle centers. As of December 31, 2006, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 69 community/lifestyle centers, 36 Premium Outlet centers and 10 other shopping centers or outlet centers in 38 states plus Puerto Rico (collectively, the "Properties", and individually, a "Property"). We also own interests in five parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). In the United States, we have five new properties currently under development aggregating approximately 3.5 million square feet which will open during 2007 or early 2008. Internationally, we have ownership interests in 53 European shopping centers (France, Italy, and Poland); five Premium Outlet centers in Japan; and one Premium Outlet center in Mexico. We also have begun construction on a Premium Outlet center in which we will hold a 50% interest located in South Korea and, through a joint venture arrangement, we will have a 32.5% interest in five shopping centers (four of which are under construction) in China.

Operating Fundamentals

We generate the majority of revenues from leases with retail tenants including:

- Base minimum rents and cart and kiosk rentals,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of a significant portion of our operating expenses, including common area maintenance, real estate taxes, and insurance.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We seek growth in our earnings, funds from operations ("FFO"), and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- Focusing on leasing to increase revenues and utilization of economies of scale to reduce operating expenses,
- Expanding and re-tenanting existing franchise locations at competitive market rates,
- Adding mixed-use elements to our Portfolio through our asset intensification initiatives. This may include adding elements such as multifamily, condominiums, hotel and self-storage at selected locations, and
- The acquisition of high quality real estate assets or portfolios of assets,
- Selling non-core assets.

We also grow by generating supplemental revenues in our existing real estate portfolio, from outlot parcel sales and, due to our size and tenant relationships, from the following:

- Simon Brand Ventures ("Simon Brand") mall marketing initiatives revenue sources which include: payment systems (including marketing fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events.
- Simon Business Network ("Simon Business") offers property operating services to our tenants and others resulting from its relationships with vendors.

We focus on high quality real estate across the retail real estate spectrum. We expand or renovate to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their complement to our Portfolio. Lastly, we are selectively expanding our international presence. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our overall growth goals, we employ a three-fold capital strategy:

- Provide the capital necessary to fund growth.
- Maintain sufficient flexibility to access capital in many forms, both public and private.
- Manage our overall financial structure in a fashion that preserves our investment grade ratings.

Results Overview

Diluted earnings per common share increased $0.37 during 2006, or 20.3%, to $2.19 from $1.82 for 2005. The 2006 results include a $34.4 million gain (or $0.12 per diluted share) from the sale of partnership interests in one of our European joint ventures to our new partner, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, an $86.5 million gain related to our receipt of capital transaction proceeds and recognition of $15.6 million in income during 2006 (aggregating $0.36 per diluted share) from contributed beneficial interests, representing the right to receive cash flow, capital distributions, and related profits and losses of Mall of America Associates ("MOAA"), and increases in Portfolio operations. Included in 2005 results is a $125.1 million gain (or $0.45 per diluted share) realized upon the disposition of the Riverway and O'Hare International Center office building properties.

Our core business fundamentals remained strong during 2006. Regional mall comparable sales per square foot ("psf") strengthened in 2006, increasing 5.8% to $476 psf from $450 psf in 2005, reflecting robust retail sales activity. Our regional mall average base rents increased 2.6% to $35.38 psf from $34.49 psf. In addition, our regional mall leasing spreads were $6.48 psf as of December 31, 2006, compared to $7.40 psf as of December 31, 2005, principally as a result of changes in leasing mix. The operating fundamentals of the Premium Outlet centers and community/lifestyle centers also contributed to the improved 2006 operating results, as seen in the following section entitled Portfolio Data. Finally, regional mall occupancy was 93.2% as of December 31, 2006, as compared to 93.1% as of December 31, 2005. During 2006, we disposed of three consolidated properties that had an aggregate book value of $39.4 million for aggregate sales proceeds of $43.9 million, resulting in a net gain on sale of $4.5 million. We also sold a property accounted for under the equity method of accounting for $8.8 million and recorded a gain of $7.7 million on its disposition.

We continue to identify additional opportunities in various international markets. We look to continue to focus on our joint venture interests in Europe, Japan, and other market areas abroad. In 2005, we realigned the interests in Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") with the result that our ownership and our new partner's ownership were increased to 50% each in the first quarter of 2006. In 2006, we increased our presence in Europe with the opening of Gliwice Shopping Center in Poland, a 380,000 square-foot center, and Giugliano in Italy, a 748,000 square foot center. We also opened expansions to a Premium Outlet center in Toki, Japan and a shopping center in Wasquehal, France. We expect international development and redevelopment/expansion activity for 2007 to include:

- Continuing construction by our Italian joint venture, Gallerie Commerciali Italia ("GCI"), of four shopping centers in Napoli, Roma, Nola (Napoli), and Milano with a gross leasable area ("GLA") of nearly 3.0 million square feet;
- Completing and opening of Kobe-Sanda Premium Outlets, a 185,000 square foot Premium Outlet center located in Kobe, Japan, in which we hold a 40% ownership interest;
- Completing and opening of Yeoju Premium Outlets, a 253,000 square foot Premium Outlet center located in South Korea. We hold a 50% ownership interest this property; and
- Continuing construction on four Wal-Mart anchored shopping centers, and commencement of a fifth shopping center, all located in China. We hold a 32.5% ownership interest in these centers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Despite a significantly increasing interest rate environment that resulted in an approximate 93 basis point increase in LIBOR (5.32% at December 31, 2006 versus 4.39% at December 31, 2005), our effective overall borrowing rate for the twelve months ended December 31, 2006 decreased five basis points as compared to the twelve months ended December 31, 2005. Our financing activities for the twelve months ended December 31, 2006 are highlighted by the following:

- We repaid $609.1 million in unsecured notes and term loans that bore interest ranging from 6.875% to 7.38%.
- We paid off seven mortgages, unencumbering four properties, totaling $275.8 million that bore interest at fixed rates ranging from 6.76% to 8.25% and a variable rate of LIBOR plus 138 basis points.
- We made the final $600 million payment on the facility we used to fund the cash portion of our 2004 acquisition of Chelsea Property Group, Inc. ("Chelsea").
- On March 31, 2006, Standard & Poor's Rating Services raised our corporate credit rating to 'A-' from 'BBB+' which resulted in a decrease in the interest rate applicable to borrowings on our unsecured revolving $3 billion credit facility (the "Credit Facility") to 37.5 basis points over LIBOR from 42.5 basis points over LIBOR. The revision to our rating also decreased the facility fee on the Credit Facility to 12.5 basis points from 15 basis points.
- We issued two tranches of senior unsecured notes in May totaling $800 million at a weighted average fixed interest rate of 5.93%. We used the net proceeds of $803.9 million, which includes $10.1 million proceeds from terminated forward-starting swap arrangements, to reduce the borrowings on our Credit Facility.
- We issued two tranches of senior unsecured notes in August totaling $1.1 billion at a weighted average fixed interest rate of 5.73%. We used the proceeds of the offering to reduce borrowings on our Credit Facility.
- We issued two tranches of senior unsecured notes in December totaling $1.25 billion at a weighted average fixed interest rate of 5.13%. We used the proceeds of the offering to reduce borrowings on our Credit Facility and reinvested the remaining $577.4 million to be used for general working capital purposes.
- The outstanding balance of our Credit Facility decreased to approximately $305.1 million during the twelve months ended December 31, 2006, principally as a result of the above repayments. The December 31, 2006 outstanding balance consisted of Euro and Yen denominated borrowings only.
- As a result of the acquisition of the remaining 50% interest in Mall of Georgia on November 1, 2006, we now own 100% of the mall, and the property was consolidated as of the acquisition date. This included the consolidation of the $192.0 million fixed rate mortgage on this property.

United States Portfolio Data

The Portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our three domestic platforms. We include acquired Properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We do not include any Properties located outside of the United States. The following table sets forth these key operating statistics for:

- Properties that are consolidated in our consolidated financial statements,
- Properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of Properties on a total Portfolio basis.

	2006	%/basis points Change (1)	2005	%/basis points Change (1)	2004	%/basis points Change (1)
REGIONAL MALLS:						
Occupancy						
Consolidated	**93.0%**	**-30 bps**	93.3%	+60 bps	92.7%	+50 bps
Unconsolidated	**93.5%**	**+80 bps**	92.7%	+10 bps	92.6%	-10 bps
Total Portfolio	**93.2%**	**+10 bps**	93.1%	+40 bps	92.7%	+30 bps
Average Base Rent per Square Foot						
Consolidated	**$ 34.79**	**2.2%**	$ 34.05	3.8%	$ 32.81	4.9%
Unconsolidated	**$ 36.47**	**3.3%**	$ 35.30	1.5%	$ 34.78	3.1%
Total Portfolio	**$ 35.38**	**2.6%**	$ 34.49	3.0%	$ 33.50	3.8%
Comparable Sales Per Square Foot						
Consolidated	**$ 462**	**6.2%**	$ 435	5.8%	$ 411	5.9%
Unconsolidated	**$ 505**	**5.6%**	$ 478	3.9%	$ 460	7.8%
Total Portfolio	**$ 476**	**5.8%**	$ 450	5.4%	$ 427	6.1%
PREMIUM OUTLET CENTERS:						
Occupancy	**99.4%**	**-20 bps**	99.6%	+30 bps	99.3%	—
Average Base Rent per Square Foot	**$ 24.23**	**4.6%**	$ 23.16	6.0%	$ 21.85	—
Comparable Sales Per Square Foot	**$ 471**	**6.1%**	$ 444	7.8%	$ 412	—
COMMUNITY/LIFESTYLE CENTERS:						
Occupancy						
Consolidated	**91.5%**	**+200 bps**	89.5%	-100 bps	90.5%	+340 bps
Unconsolidated	**96.5%**	**+40 bps**	96.1%	-140 bps	94.7%	-160 bps
Total Portfolio	**93.2%**	**+160 bps**	91.6%	-30 bps	91.9%	+170 bps
Average Base Rent per Square Foot						
Consolidated	**$ 11.90**	**1.7%**	$ 11.70	5.2%	$ 11.12	1.0%
Unconsolidated	**$ 11.68**	**8.0%**	$ 10.81	3.1%	$ 10.49	7.4%
Total Portfolio	**$ 11.82**	**3.6%**	$ 11.41	4.6%	$ 10.91	3.0%
Comparable Sales Per Square Foot						
Consolidated	**$ 233**	**2.2%**	$ 228	2.7%	$ 222	5.5%
Unconsolidated	**$ 202**	**(1.0%)**	$ 204	2.0%	$ 200	(2.9%)
Total Portfolio	**$ 222**	**0.9%**	$ 220	2.3%	$ 215	2.9%

(1) Percentages may not recalculate due to rounding.

Occupancy Levels and Average Base Rent Per Square Foot. Occupancy and average base rent are based on mall and freestanding Gross Leaseable Area ("GLA") owned by us ("Owned GLA") in the regional malls, all tenants at the Premium Outlet centers, and all tenants at community/lifestyle centers. Our Portfolio has maintained stable occupancy and increased average base rents despite the current economic climate.

Comparable Sales Per Square Foot. Comparable sales include total reported retail tenant sales at Owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at the Premium Outlet centers and community/lifestyle centers. Retail sales at Owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

International Property Data

The following key operating statistics are provided for our international properties which are accounted for using the equity method of accounting.

	2006	2005	2004
European Shopping Centers			
Occupancy	**97.1%**	98.1%	96.0%
Comparable sales per square foot	**€ 391**	€ 380	€ 386
Average rent per square foot	**€ 26.29**	€ 25.72	€ 25.03
International Premium Outlet Centers [1]			
Occupancy	**100%**	100%	100%
Comparable sales per square foot	**¥89,238**	¥84,791	¥88,925
Average rent per square foot	**¥ 4,646**	¥ 4,512	¥ 4,358

(1) Does not include our center in Mexico (Premium Outlets Punta Norte), which opened December 2004.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of all of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds its sales threshold.
- We review Properties for impairment on a case-by-case basis whenever events or changes in circumstances indicate that our carrying value may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and sales per square foot. Changes in our estimates of the future undiscounted cash flows as well as the holding period for each Property could affect our conclusion on whether an impairment charge is necessary. We recognize an impairment of investment property when we estimate that the undiscounted cash flows are less than the carrying value of the Property. To the extent an impairment has occurred, we charge to income the excess of the carrying value of the Property over its estimated fair value. We may decide to sell Properties that are held for use and the sales prices of these Properties may differ from their carrying values.
- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. The American Jobs Creation Act of 2004 builds in some flexibility to the REIT tax rules and imposes at most, monetary penalties in lieu of REIT disqualification, for the failure to meet certain REIT rules. These REIT savings provisions apply to issues discovered by the REIT after October 22, 2004. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and we are not able to avail ourselves of the REIT savings provisions, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.
- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of

value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

- A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

RESULTS OF OPERATIONS

In addition to the activity discussed in the Results Overview, the following acquisitions, Property openings, and other activity affected our consolidated results from continuing operations in the comparative periods:

- On November 2, 2006, we opened Rio Grande Valley Premium Outlets, a 404,000 square foot upscale outlet center in Mercedes, Texas, 20 miles east of McAllen, Texas, and 10 miles from the Mexico border.
- On November 2, 2006, we received capital transaction proceeds of $102.2 million related to beneficial interests in a mall contributed to us in 2006 by the Simon family members who were partners in the underlying mall partnership. This transaction terminated our beneficial interests and resulted in the recognition of a $86.5 million gain.
- On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia from our partner for $252.6 million, including the assumption of our $96.0 million share of debt.
- On August 4, 2006, we opened Round Rock Premium Outlets, a 432,000 square foot Premium Outlet center located 20 minutes North of Austin, Texas in Round Rock, Texas.
- In November 2005, we opened Rockaway Plaza, a 450,000 square foot community center located in Rockaway, New Jersey, adjacent to our Rockaway Townsquare.
- On October 7, 2005, we opened Firewheel Town Center, a 785,000 square foot open-air regional mall located 15 miles northeast of downtown Dallas in Garland, Texas.
- On July 15, 2005, we opened Wolf Ranch, a 600,000 square foot open-air community center located in Georgetown, Texas.
- On May 6, 2005, we opened the 400,000 square foot Seattle Premium Outlets.
- On March 15, 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns), a 1.5 million square foot open-air retail project in Jacksonville, Florida. Prior to the project's completion, we consolidated St. Johns as we were responsible for 85% of the development costs and were deemed to be the Property's primary beneficiary. At opening and permanent financing, the ownership percentages were each adjusted to 50%, and we began to account for St. Johns using the equity method of accounting.
- On December 15, 2004, we increased our ownership interest in Woodland Hills, located in Tulsa, Oklahoma, to approximately 94.5% for $119.5 million, including the assumption of our $39.7 million share of debt, resulting in this Property now being consolidated.
- On November 19, 2004, we increased our ownership interest in Lehigh Valley, located in Whitehall, Pennsylvania, to 37.6% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.
- On October 22, 2004, Phase III of The Forum Shops at Caesars in Las Vegas opened.
- On October 14, 2004, we completed our acquisition of Chelsea. The acquisition included 32 Premium Outlet centers, 4 Premium Outlet centers in Japan, 3 community/lifestyle centers, 21 other retail centers, 1 Premium Outlet in Mexico, and its development portfolio. The purchase price was approximately $5.2 billion including the assumption of debt. As a result, we acquired the remaining 50% interests in two Premium Outlet centers in Las Vegas and Chicago, which resulted in our owning a 100% interest in these Properties which were previously accounted for under the equity method of accounting.
- On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- On April 27, 2004, we increased our ownership interest in Bangor Mall and Montgomery Mall to approximately 67.6% and 54.4%, respectively, for approximately $67.0 million and the assumption of our $16.8 million share of debt.
- On April 1, 2004, we increased our ownership interest in Mall of Georgia Crossing from 50% to 100% for approximately $26.3 million, including the assumption of our $16.5 million share of debt.
- On February 5, 2004 we purchased a 95% interest in Gateway Shopping Center in Austin, Texas for approximately $107.0 million.

In addition to the activity discussed above and in the Results Overview, the following acquisitions, dispositions, and Property openings affected our income from unconsolidated entities in the comparative periods:

- On November 10, 2006 we opened Coconut Point, in Bonita Springs, Florida, a 1.2 million square foot, open-air shopping center complex with village, lakefront and community center areas.
- On October 26, 2006, we opened the 200,000 square foot expansion of a shopping center in Wasquehal, France.
- On October 14, 2006 we opened a 53,000 square foot expansion of Toki Premium Outlets.
- On September 28, 2006, our Simon Ivanhoe joint venture opened Gliwice Shopping Center, a 380,000 square foot shopping center in Gliwice, Poland.
- On May 31, 2006, GCI opened Giugliano, an 800,000 square foot center anchored by a hypermarket, in Italy.
- On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania for approximately $39.3 million, including the issuance of our share of debt of $29.1 million.
- On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California for approximately $37.1 million, including the assumption of our share of debt of $10.5 million.
- In March 2005, we opened Toki Premium Outlets in Japan.
- On January 11, 2005, Metrocenter, a regional mall located in Phoenix, Arizona, was sold. We held a 50% interest in Metrocenter.
- On October 14, 2004, we opened Clay Terrace, a 500,000 square foot lifestyle center located in Carmel, Indiana.
- On May 10, 2004, we and our then joint venture partner (Chelsea) completed the construction and opened Chicago Premium Outlets.
- On April 7, 2004, we sold the joint venture interest in a hotel property held by our management company.
- On August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America, in Minneapolis, Minnesota.

For the purposes of the following comparisons between the years ended December 31, 2006 and 2005 and the years ended December 31, 2005 and 2004, the above transactions are referred to as the Property Transactions. In the following discussions of our results of operations, "comparable" refers to Properties open and operating throughout both the current and prior year.

Our consolidated discontinued operations reflect results of the following significant property dispositions on the indicated date:

Property	Date of Disposition
Hutchinson Mall	June 15, 2004
Bridgeview Court	July 22, 2004
Woodville Mall	September 1, 2004
Heritage Park Mall	December 29, 2004
Riverway (office)	June 1, 2005
O'Hare International Center (office)	June 1, 2005
Grove at Lakeland Square	July 1, 2005
Cheltenham Square	November 17, 2005
Southgate Mall	November 28, 2005
Eastland Mall (Tulsa, OK)	December 16, 2005
Biltmore Square	December 28, 2005

We sold the following properties in 2006 on the indicated date. Due to the limited significance of these properties on our financial statements, we did not report these properties as discontinued operations.

Property	Date of Disposition
Wabash Village	July 27, 2006
Trolley Square	August 3, 2006
Northland Plaza	December 22, 2006

Year Ended December 31, 2006 vs. Year Ended December 31, 2005

Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $75.7 million during the period, of which the Property Transactions accounted for $21.2 million of the increase. Total amortization of the fair market value of in-place leases increased minimum rents by $5.3 million. Comparable rents, excluding rents from Simon Brand and Simon Business, increased $54.5 million, or 2.9%. This was primarily due to leasing space at higher rents, resulting in an increase in base rents of $51.9 million. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $4.3 million in 2006.

Overage rents increased $10.2 million or 12.0%, reflecting the increases in tenants' rents, particularly in the Premium Outlet centers.

Tenant reimbursements, excluding Simon Business initiatives, increased $46.9 million. The Property Transactions accounted for $11.8 million. The remainder of the increase of $35.1 million, or 4.0%, was in comparable Properties and was due to inflationary increases in property operating costs.

Management fees and other revenues increased $4.5 million primarily due to increased leasing and development fees generated through our support activities provided to new joint venture Properties.

Total other income, excluding consolidated Simon Brand and Simon Business initiatives, increased $22.8 million. The aggregate increase in other income included the following significant activity:

- $11.9 million increase in our land sales activity on consolidated Properties;
- $6.4 million increase in interest income as a result of increasing investment rates;
- $3.7 million increase related to a gain on sale of a holding in a technology venture by Chelsea; and
- a $0.8 million increase in other net activity of the comparable Properties.

Consolidated revenues from Simon Brand and Simon Business initiatives increased $5.1 million to $162.2 million from $157.1 million. The increase in revenues is primarily due to increased event and sponsorship income, offset by decreased revenue as a result of structural changes to the gift card program.

Simon Brand and Simon Business expenses decreased $11.4 million that primarily resulted from decreased operating expenses of the co-branded gift card program, which are included in total property operating expenses.

Property operating expenses increased $19.6 million, $18.4 million of which was on comparable properties (representing an increase of 4.4%) and was principally as a result of inflationary increases.

Home office and regional costs increased $12.0 million due to increased personnel costs, which is primarily due to the effect of the increase in our stock price on our stock-based compensation program.

Other expenses increased $6.6 million primarily due to increases in ground rent expenses of $3.9 million and increased professional fees.

Interest expense increased $22.8 million due to the impact of increased debt, primarily as a result of the issuances of unsecured notes in May, August, and December of 2006, and the annualized effect of our unsecured notes issued in June and November of 2005.

Income from unconsolidated entities and beneficial interests increased $29.0 million primarily due to favorable results of operations at the joint venture properties, plus the increase in ownership of Simon Ivanhoe and the recording of income from our beneficial interest in MOAA of $15.6 million.

We recorded a $132.8 million net gain on the sales of assets and interests in unconsolidated entities in 2006 that included a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

The increase in the Limited Partner interest of $52.8 million is primarily due to the increases in our income from continuing operations.

Discontinued operations for 2005 included the net operating results of properties sold, including the sale of underlying ground adjacent to the Riverway and O'Hare International Center properties. There were no discontinued operations in 2006.

In 2005, the gain on sale of discontinued operations of $115.8 million, net of the limited partners' interest, principally represents the net gain upon disposition of seven non-core Properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

Preferred dividends increased due to the net impact of the redemption of the Series F Preferred Stock, which resulted in a $7.0 million charge to net income related to the redemption.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $393.3 million during the period. The net effect of the Property Transactions increased minimum rents $355.9 million of which $299.7 million was due to the operations of the Premium Outlet centers and other Properties acquired from Chelsea in October of 2004 (the "Chelsea Acquisition"). Total amortization of the fair market value of in-place leases increased minimum rents by $25.1 million, including the impact of the Property Transactions, principally the result

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of the Chelsea Acquisition. Comparable rents, excluding rents from Simon Brand and Simon Business, increased $37.4 million, or 2.7%. This was primarily due to the leasing of space at higher rents that resulted in an increase in base rents of $30.1 million. In addition, increased rents from carts, kiosks, and other temporary tenants increased comparable rents by $6.7 million. Straight-line rents also increased by $12.9 million year over year.

Overage rents increased $19.2 million of which $15.7 million related to the Property Transactions, principally the Chelsea Acquisition. Comparable overage rents increased $3.5 million.

Tenant reimbursements, excluding Simon Business initiatives, increased $142.3 million. The Property Transactions accounted for $122.0 million of this increase, $98.3 million of which was due to the Chelsea Acquisition. The remainder of the increase of $20.3 million, or 2.8%, was in comparable Properties and was due to inflationary increases in property operating expenses, resulting in higher reimbursements.

Management fees and other revenues increased $5.0 million primarily due to increased leasing and development fees generated through our support activities provided to new joint venture Properties.

Total other income, excluding consolidated Simon Brand and Simon Business initiatives, decreased $1.3 million. The aggregate decrease in other income included the following significant activity:

- $26.0 million decrease in our land sales activity on consolidated Properties;
- the effect of the Property Transactions, principally Chelsea, which contributed $5.7 million to the increase for the ancillary fees received from the Japanese Premium Outlet Properties;
- increase in interest income of $8.0 million;
- collection of a $4.1 million note receivable that had been previously reserved for;
- $2.5 million gain on the sale of air rights at the Villages at Southpark in North Carolina;
- $2.2 million in gains related to the sale of stock received in prior period bankruptcy proceedings; and
- $2.2 million in other net activity of the comparable Properties.

Consolidated revenues from Simon Brand and Simon Business initiatives increased $23.3 million to $155.0 million from $131.7 million. The increase in revenues is primarily due to:

- increased revenue from fees derived from our co-branded gift card programs,
- increased rents and fees from service providers,
- increased advertising rentals, and
- increased event and sponsorship income.

The increased revenues from Simon Brand and Simon Business were offset by a $1.9 million increase in Simon Brand and Simon Business expenses that primarily resulted from increased gift card and other operating expenses, which are reported with property operating expenses in our consolidated statements of operations and comprehensive income.

Property operating expenses increased $65.9 million, $14.8 million of which was on comparable properties (representing an increase of 4.4%) and was principally as a result of inflationary increases. The remainder of the increase in property operating expenses was due to the effect of Property Transactions, principally the Chelsea Acquisition.

Depreciation and amortization expenses increased $242.8 million primarily due in large part to the net effect of the Property Transactions. The Chelsea Acquisition accounted for $191.1 million of the increase. Comparable properties depreciation and amortization increased $9.6 million, or 1.8%, due to the effect of our expansion and renovation activities.

Real estate taxes increased $46.2 million, due principally to the Property Transactions. The Chelsea Acquisition accounted for $32.3 million of the increase. The increase for the comparable properties was $9.3 million, or 4.0%.

Repairs and maintenance increased $16.2 million due principally to the Property Transactions. The Chelsea Acquisition accounted for $9.7 million of the increase. The comparable properties increased $4.5 million, or 5.4%.

Advertising and promotion expenses increased $23.6 million, of which $24.7 million was due to the Property Transactions, offset by a $1.1 million decrease on comparable properties.

Provision for credit losses decreased $8.9 million from the prior period due to a reduction of gross receivables, an overall improvement in quality of the receivables, and recoveries of amounts previously written off or provided for in prior periods.

Home office and regional costs increased $26.2 million due to the Property Transactions, primarily due to the Chelsea Acquisition and the additional costs of operating the Roseland, NJ offices, and incentive compensation arrangements.

Other expenses increased $18.3 million due to increases in ground rent expenses of $5.1 million and increases in professional fees and legal fees.

Interest expense increased $145.3 million due to the following:

- the effect of the borrowings to finance the Property Transactions, including $41.4 million related to the Acquisition Facility,
- the consolidation and/or acquisition of debt related to Property Transactions, principally the Chelsea Acquisition, which increased interest expense by $50.4 million,
- increased average borrowings resulting from the impact of an unsecured note offering in August of 2004, and
- increases in our average borrowing rates for our variable rate debt.

Income from unconsolidated entities for 2005 was comparable to the results of our income from consolidated entities for 2004. This includes an increase in the aggregate operations of our joint venture Properties, as a result of our acquisition activity and redevelopment/ expansion, offset by an increase in the amount of depreciation and amortization related to acquired properties, principally as a result of the Chelsea Acquisition. The total number of joint venture properties increased from 124 in 2004 to 126 in 2005.

We recorded a $0.8 million net loss on the sales of interests in unconsolidated entities in 2005 that included our share of the loss on the sale of Forum Entertainment Center of $13.7 million, offset by our share of the gain on the sale of Metrocenter of $11.8 million and a $1.3 million net gain on the sale of a property management entity acquired as part of a 2002 acquisition.

In 2005, the gain on sale of discontinued operations of $115.8 million, net of the limited partners' interest principally represents the net gain upon disposition of seven non-core Properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

The results of operations from discontinued operations includes the net operating results of properties sold, including the sale of underlying ground adjacent to the Riverway and O'Hare International Center properties. We believe these dispositions will not have a material adverse effect on our results of operations or liquidity.

Preferred distributions of the Operating Partnership increased by $6.9 million and preferred dividends increased $31.5 million due to the preferred stock and preferred units issued in the Chelsea Acquisition.

LIQUIDITY AND CAPITAL RESOURCES

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by setting interest rates for each financing or refinancing based on current market conditions. Because of attractive fixed-rate debt opportunities in the past three years, floating rate debt currently comprises approximately 6% of our total consolidated debt. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.5 billion during 2006. In addition, our Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

Our balance of cash and cash equivalents increased $592.3 million during 2006 to $929.4 million as of December 31, 2006, principally as a result of excess proceeds resulting from the issuance of additional unsecured notes in December of 2006. The December 31, 2006 and 2005 balances include $27.2 million and $42.3 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

On December 31, 2006, our Credit Facility had available borrowing capacity of approximately $2.7 billion, net of outstanding borrowings of $305.1 million and letters of credit of $20.0 million. During 2006, the maximum amount outstanding under our Credit Facility was $2.0 billion and the weighted average amount outstanding was $1.1 billion. The weighted average interest rate was 4.80% for the year ended December 31, 2006.

On March 31, 2006, Standard & Poor's Rating Services raised its corporate credit rating for us to "A-' from "BBB+' which resulted in a decrease in the interest rate applicable to borrowings on our unsecured revolving $3 billion credit facility (the "Credit Facility") to 37.5 basis points over LIBOR from 42.5 basis points over LIBOR. The revision to our rating also decreased the facility fee on our Credit Facility to 12.5 basis points from 15 basis points. On November 1, Moody's Investors Service raised our senior unsecured debt rating to A3.

We and the Operating Partnership also have access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the Property level.

Acquisition of The Mills Corporation

On February 16, 2007, SPG-FCM Ventures, LLC ("SPG-FCM") a newly formed joint venture owned 50% by an entity owned by Simon Property and 50% by funds managed by Farallon Capital Management, L.L.C. ("Farallon") entered into a definitive merger agreement with The Mills Corporation ("Mills") pursuant to which SPG-FCM will acquire Mills for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock of Mills and common units of The Mills Limited Partnership ("Mills LP") not owned by Mills, and approximately $7.3 billion, including assumed debt and preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The acquisition will be completed through a cash tender offer at $25.25 per share for all outstanding shares of Mills common stock, which is expected to conclude in late March or early April 2007. If successful, the tender offer will be followed by a merger in which all shares not acquired in the offer will be converted into the right to receive the offer price. Completion of the tender offer is subject to the receipt of valid tenders of sufficient shares to result in ownership of a majority of Mills' fully diluted common shares and the satisfaction of other customary conditions. As part of the merger following the successful completion of the tender offer, Mills LP common unitholders will receive $25.25 per unit in cash, subject to certain qualified unitholders having the option to exchange their units for limited partnership units of the Operating Partnership based upon a fixed exchange ratio of 0.211 Operating Partnership units for each unit of Mills LP.

In connection with the proposed transaction, we made a loan to Mills on February 16, 2007 to permit it to repay a loan facility provided by a previous bidder for Mills. The $1.188 billion loan to Mills carries a rate of LIBOR plus 270 basis points. The loan facility also permits Mills to borrow an additional $365 million on a revolving basis for working capital requirements and general corporate purposes. Simon Property or an affiliate of Mills will serve as the manager for all or a portion of the 38 properties that SPG-FCM will acquire an interest in following the completion of the tender offer.

We will be required to provide at least 50% of the funds necessary to complete the tender offer and any additional amounts required to complete the acquisition of Mills. We have and intend to obtain all funds necessary to fulfill our equity requirement for SPG-FCM, as well as any funds that we have or will provide in the form of loans to Mills, from available cash and our Credit Facility.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.5 billion during 2006. We also received proceeds of $209.0 million from the sale of partnership interests and the sales of assets during 2006. In addition, we received net proceeds from all of our debt financing and repayment activities in 2006 of $1.1 billion. These activities are further discussed below in "Financing and Debt". We also:

- repurchased preferred stock and limited partner units amounting to $409.7 million,
- paid stockholder dividends and unitholder distributions totaling $849.5 million,
- paid preferred stock dividends and preferred unit distributions totaling $104.7 million,
- funded consolidated capital expenditures of $767.7 million. These capital expenditures include development costs of $317.2 million, renovation and expansion costs of $306.6 million, and tenant costs and other operational capital expenditures of $143.9 million, and
- funded investments in unconsolidated entities of $157.3 million.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification for 2007 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

- excess cash generated from operating performance and working capital reserves,
- borrowings on our Credit Facility,
- additional secured or unsecured debt financing, or
- additional equity raised in the public or private markets.

Financing and Debt

Unsecured Debt

We have $1.0 billion of unsecured notes issued by a subsidiary that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.02% and weighted average maturities of 5.3 years.

On May 15, 2006, we sold two tranches of senior unsecured notes totaling $800 million at a weighted average fixed interest rate of 5.93%. The first tranche is $400.0 million at a fixed interest rate of 5.75% due May 1, 2012 and the second tranche is $400.0 million at a fixed interest rate of 6.10% due May 1, 2016. We used the proceeds of the offering and the termination of forward-starting interest rate swap arrangements to reduce borrowings on our Credit Facility.

On August 29, 2006, we sold two tranches of senior unsecured notes totaling $1.1 billion at a weighted average fixed interest rate of 5.73%. The first tranche is $600.0 million at a fixed interest rate of 5.60% due September 1, 2011 and the second tranche is $500.0 million at a fixed interest rate of 5.875% due March 1, 2017. We used proceeds from the offering to reduce borrowings on our Credit Facility.

On December 12, 2006, we sold two tranches of senior unsecured notes totaling $1.25 billion at a weighted average fixed interest rate of 5.13%. The first tranche is $600.0 million at a fixed interest rate of 5.00% due March 1, 2012 and the second tranche is $650.0 million at a fixed interest rate of 5.25% due December 1, 2016. We used proceeds from the offering to reduce borrowings on our Credit Facility and reinvested the remainder of the proceeds of approximately $577.4 million to be used for general working capital purposes.

Credit Facility. Other significant draws on our Credit Facility during the twelve-month period ended December 31, 2006 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
01/03/06	$ 59,075	Repayment of a Term Loan (CPG Partners, L.P.), which had a rate of 7.26%.
01/06/06	140,000	Repayment of a mortgage, which had a rate of LIBOR plus 137.5 basis points.
01/20/06	300,000	Repayment of unsecured notes, which had a fixed rate of 7.375%.
03/27/06	600,000	Early repayment of the $1.8 billion facility we used to finance our acquisition of Chelsea in 2004.
04/03/06	58,000	Repayment of two secured mortgages which each bore interest at 8.25%.
11/01/06	200,000	Repayment of the preferred stock issued to fund the redemption of our Series F Preferred Stock.
11/15/06	250,000	Repayment of unsecured notes, which had a fixed rate of 6.875%.

Other amounts drawn on our Credit Facility during the period were primarily for general working capital purposes. We repaid a total of $2.8 billion on our Credit Facility during the year ended December 31, 2006. The total outstanding balance on our Credit Facility as of December 31, 2006 was $305.1 million, and the maximum amount outstanding during the year was approximately $2.0 billion. During the year ended December 31, 2006, the weighted average outstanding balance on our Credit Facility was approximately $1.1 billion.

Acquisition Facility. We borrowed $1.8 billion in 2004 to finance the cash portion of our acquisition of Chelsea. As disclosed above, this facility has been fully repaid.

Secured Debt

Total secured indebtedness was $4.4 billion and $4.6 billion at December 31, 2006 and 2005, respectively. During the twelve-month period ended December 31, 2006, we repaid $275.8 million in mortgage loans, unencumbering four properties.

As a result of the acquisition of the November 1, 2006 purchase of the remaining 50% interest in Mall of Georgia from our partner, we now own 100% of this Property, and consolidated it as of the acquisition date. This included the consolidation of its $192.0 million 7.09% fixed-rate mortgage.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments and the effective weighted average interest rates for the years then ended consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2006	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2005	Effective Weighted Average Interest Rate
Fixed Rate	$14,548,226	6.02%	$ 11,908,050	6.22%
Variable Rate	846,263	5.01%	2,198,067	4.95%
	$15,394,489	5.97%	$ 14,106,117	6.02%

As of December 31, 2006, we had interest rate cap protection agreements on $95.7 million of consolidated variable rate debt. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average variable pay rate of 5.36% and a weighted average fixed receive rate of 3.72%. As of December 31, 2006 and December 31, 2005, these agreements effectively converted $370.0 million and $310.9 million of fixed rate debt to variable rate debt, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations and Off-balance Sheet Arrangements: The following table summarizes the material aspects of our future obligations as of December 31, 2006 (dollars in thousands):

	2007	2008 to 2009	2010 to 2012	After 2012	Total
Long Term Debt					
Consolidated (1)	$1,683,966	$2,463,153	$6,117,971	$5,075,066	$15,340,156
Pro Rata Share Of Long Term Debt:					
Consolidated (2)	$1,644,109	$2,449,549	$6,067,580	$4,989,902	$15,151,140
Joint Ventures (2)	208,137	500,399	1,496,570	1,267,911	3,473,017
Total Pro Rata Share Of Long Term Debt	1,852,246	2,949,948	7,564,150	6,257,813	18,624,157
Consolidated Capital Expenditure Commitments (3)	718,187	161,448	—	—	879,635
Joint Venture Capital Expenditure Commitments (3)	160,649	29,277	—	—	189,926
Consolidated Ground Lease Commitments (4)	16,790	33,999	50,309	688,868	789,966
Total	$2,747,872	$3,174,672	$7,614,459	$6,946,681	$20,483,684

(1) Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $54,333.

(2) Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3) Represents our pro rata share of capital expenditure commitments.

(4) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

Capital expenditure commitments presented in the table above represent new developments, redevelopments or renovation/expansions that we have committed to the completion of construction. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project. In addition, the amount includes our share of committed costs for joint venture developments.

Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2006, we have loan guarantees and other guarantee obligations to support $43.6 million and $19.0 million, respectively, to support our total $3.5 billion share of joint venture mortgage and other indebtedness presented in the table above.

Preferred Stock Activity

During 2006, six unitholders exchanged 230,486 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock, and we redeemed 11,377 units of Series I Preferred Units for cash. We issued a total of 222,933 shares of common stock to holders of Series I Preferred Stock who exercised their conversion rights. We had 42 unitholders convert 1,149,077 units of the 7% Cumulative Convertible Preferred Units into 869,574 units of the Operating Partnership. On October 4, 2006, we redeemed all 8,000,000 shares of the 8 3§4% Series F Cumulative Redeemable Preferred Stock, through the use of proceeds derived from the issuance of a new series of preferred stock (Series K) issued in a private transaction which was also repurchased prior to year end. As a result of this transaction we recorded a $7.0 million charge to net income.

Acquisitions and Dispositions

Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions at any time and if we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity, then we may elect to buy. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions. The acquisition of high quality individual properties or portfolios of properties remain an integral component of our growth strategies.

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall Property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date.

Dispositions. We continue to pursue the sale of Properties that no longer meet our strategic criteria. In 2006, we disposed of three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the disposals totaling $12.2 million. We do not believe the sale of these properties will have a material impact on our future results of operations or cash flows. We believe the disposition of these properties will enhance the average overall quality of our Portfolio. In addition, we also received capital transaction proceeds related to a beneficial interest that we held during 2006 in a mall partnership, which resulted in an $86.5 million gain, terminating our beneficial interests in this entity.

Development Activity

New U.S. Developments. The following describes certain of our new development projects, the estimated total cost, and our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2006 (dollars in millions):

Property	Location	Gross Leaseable Area	Estimated Total Cost[a]	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Under Construction:						
Domain, The	Austin, TX	700,000	195	195	140	1st Quarter 2007
Hamilton Town Center	Noblesville, IN	950,000	118	59	7	1st Quarter 2008
Palms Crossing	McAllen, TX	385,000	65	65	22	4th Quarter 2007
Philadelphia Premium Outlets	Limerick, PA	430,000	114	114	34	4th Quarter 2007
Pier Park	Panama City Beach, FL	920,000	127	127	43	1st Quarter 2008
Village at SouthPark, The	Charlotte, NC	81,000	26	26	15	1st Quarter 2007

(a) Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

We expect to fund these projects with available cash flow from operations, borrowings from our Credit Facility, or project specific construction loans. We expect our share of total 2007 new development costs for these and our other planned new development projects to be approximately $600 million.

Strategic Expansions and Renovations. In addition to new development, we also incur costs related to construction for significant renovation and /or expansion projects at our properties. Included in these projects are the renovation and addition of Crate & Barrel and Nordstrom at Burlington Mall, expansions and life-style additions at Lehigh Valley Mall, Smith Haven Mall and Town Center at Boca Raton, a Neiman Marcus expansion at Lenox Square, addition of Phase II expansions at Las Vegas Premium Outlets, Orlando Premium Outlets, and St. Johns Town Center, and the acquisition and renovation of several anchor stores previously operated by Federated.

We expect to fund these capital projects with available cash flow from operations or borrowings from our Credit Facility. We expect to invest a total of approximately $675 million (our share) on expansion and renovation activities in 2007.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated Properties on a cash basis:

	2006	2005	2004
New Developments	$ 317	$ 341	$ 215
Renovations and Expansions	307	252	244
Tenant Allowances	52	69	73
Operational Capital Expenditures	92	64	17
Total	$ 768	$ 726	$ 549

International. We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlet joint ventures in Japan and Mexico where we use Yen and Peso denominated financing. We expect our share of international development for 2007 to approximate $200 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Currently, our net income exposure to changes in the volatility of the Euro, Yen, Peso and other foreign currencies is not material. In addition, since cash flows from operations are currently being reinvested in other development projects, we do not expect to repatriate foreign denominated earnings in the near term.

The carrying amount of our total combined investment in Simon Ivanhoe and Gallerie Commerciali Italia ("GCI"), as of December 31, 2006, net of the related cumulative translation adjustment, was $338.1 million. Our investments in Simon Ivanhoe and GCI are accounted for using the equity method of accounting. Currently four European developments are under construction which will add approximately 3 million square feet of GLA for a total net cost of approximately €571 million, of which our share is approximately €151 million, or $199 million based on current Euro:USD exchange rates.

On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, we sold a 10.5% interest in this joint venture to Ivanhoe for € 45.2 million, or $53.9 million and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities" in the consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. The result of these transactions equalized our and Ivanhoe's ownership in Simon Ivanhoe to 50% each.

As of December 31, 2006, the carrying amount of our 40% joint venture investment in the five Japanese Premium Outlet centers net of the related cumulative translation adjustment was $281.2 million. Currently, Kobe-Sanda Premium Outlets, a 185,000 square foot Premium Outlet Center, is under construction in Kobe, Japan. The project's total projected net cost is JPY 5.9 billion, of which our share is approximately JPY 2.4 billion, or $19.8 million based on current Yen:USD exchange rates.

In addition to the developments in Europe and Japan, construction has begun on Yeoju Premium Outlets, a 253,000 square foot center near Seoul, South Korea. The project's total projected net cost is KRW 78.7 billion, of which our share is approximately KRW 39.1 billion, or approximately $42.6 million based on current KRW:USD exchange rates.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and will be through a 32.5% ownership in a joint venture entity, Great Mall Investments, Ltd. ("GMI"). We are planning on initially developing five centers in China, four of which are under construction as of December 31, 2006. Our total equity commitment for these centers approximates $60 million and as of December 31, 2006, our combined investment in GMI is approximately $15.9 million.

Distributions and Stock Repurchase Program

On February 2, 2007, our Board of Directors ("Board") approved an increase in the annual distribution rate by 10.5% to $3.36 per share. Dividends during 2006 aggregated $3.04 per share and dividends during 2005 aggregated $2.80 per share. We are required to pay a minimum level of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Future dividends and the distributions of the Operating Partnership will be determined by the Board based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

On May 11, 2006, the Board authorized the repurchase of up to 6,000,000 shares of our common stock subject to a maximum aggregate purchase price of $250 million over the next twelve months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. There have been no purchases under this program since May, 2006.

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations ("FFO"). We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States ("GAAP"). We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our Portfolio.

As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
- excluding gains and losses from the sales of real estate,

- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sale or disposal of depreciable real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to Simon Property. This schedule also reconciles consolidated net income, which we believe is the most directly comparable GAAP financial measure, to FFO for the periods presented.

(in thousands)	2006	For the Year Ended December 31, 2005	2004
Funds from Operations	$1,537,223	$1,411,368	$1,181,924
Increase in FFO from prior period	8.9%	19.4%	13.5%
Net Income	$ 563,840	$ 475,749	$ 342,993
Adjustments to Net Income to Arrive at FFO:			
Limited partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership	155,640	103,921	109,111
Limited partners' interest in Discontinued Operations	87	1,744	(2,188)
Depreciation and amortization from consolidated properties, beneficial interests and discontinued operations	854,394	850,519	615,195
Simon's share of depreciation and amortization from unconsolidated entities	209,428	205,981	181,999
(Gain)/loss on sales of real estate, discontinued operations and interests in unconsolidated entities, net of Limited partners' interest	(132,853)	(115,006)	956
Tax (provision) benefit related to sale	—	(428)	4,281
Minority interest portion of depreciation and amortization	(8,639)	(9,178)	(6,857)
Preferred distributions and dividends	(104,674)	(101,934)	(63,566)
Funds from Operations	$1,537,223	$1,411,368	$1,181,924
FFO Allocable to Simon Property	$1,215,319	$1,110,933	$ 920,196
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	$ 2.19	$ 1.82	$ 1.44
Depreciation and amortization from consolidated Properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of minority interest portion of depreciation and amortization	3.78	3.73	2.94
Gain on sales of other assets, and real estate and discontinued operations	(0.47)	(0.52)	—
Tax benefit related to sale	—	—	0.02
Impact of additional dilutive securities for FFO per share	(0.11)	(0.07)	(0.01)
Diluted FFO per share	$ 5.39	$ 4.96	$ 4.39
Basic weighted average shares outstanding	221,024	220,259	207,990
Adjustments for dilution calculation:			
Effect of stock options	903	871	867
Impact of Series C cumulative preferred 7% convertible units	912	1,086	1,843
Impact of Series I preferred 6% Convertible Perpetual stock	10,816	10,736	2,286
Impact of Series I preferred 6% Convertible Perpetual units	3,230	3,369	759
Diluted weighted average shares outstanding	236,885	236,321	213,745
Weighted average limited partnership units outstanding	58,543	59,566	59,086
Diluted weighted average shares and units outstanding	295,428	295,887	272,831

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of asset;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting immediately preceding this report, that Simon Property Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Simon Property Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 23, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 23, 2007

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31, 2006	December 31, 2005
ASSETS:		
Investment properties, at cost	**$22,863,963**	$21,745,309
Less — accumulated depreciation	**4,606,130**	3,809,293
	18,257,833	17,936,016
Cash and cash equivalents	**929,360**	337,048
Tenant receivables and accrued revenue, net	**380,128**	357,079
Investment in unconsolidated entities, at equity	**1,526,235**	1,562,595
Deferred costs and other assets	**990,899**	938,301
Total assets	**$22,084,455**	$21,131,039
LIABILITIES:		
Mortgages and other indebtedness	**$15,394,489**	$14,106,117
Accounts payable, accrued expenses, intangibles, and deferred revenues	**1,109,190**	1,092,334
Cash distributions and losses in partnerships and joint ventures, at equity	**227,588**	194,476
Other liabilities, minority interest and accrued dividends	**178,250**	163,524
Total liabilities	**16,909,517**	15,556,451
COMMITMENTS AND CONTINGENCIES		
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	**837,836**	865,565
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	**357,460**	401,727
STOCKHOLDERS' EQUITY:		
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):		
All series of preferred stock, 100,000,000 shares authorized, 17,578,701 and 25,632,122 issued and outstanding, respectively, and with liquidation values of $878,935 and $1,081,606, respectively	**884,620**	1,080,022
Common stock, $.0001 par value, 400,000,000 shares authorized, 225,797,566 and 225,165,236 issued and outstanding, respectively	**23**	23
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 issued and outstanding	**—**	—
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	**—**	—
Capital in excess of par value	**5,010,256**	4,998,723
Accumulated deficit	**(1,740,897)**	(1,551,179)
Accumulated other comprehensive income	**19,239**	9,793
Common stock held in treasury at cost, 4,378,495 and 4,815,655 shares, respectively	**(193,599)**	(230,086)
Total stockholders' equity	**3,979,642**	4,307,296
Total liabilities and stockholders' equity	**$22,084,455**	$21,131,039

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	For the Year Ended December 31, 2006	2005	2004
REVENUE:			
Minimum rent	**$ 2,020,856**	$ 1,937,657	$ 1,541,281
Overage rent	**95,767**	85,536	66,385
Tenant reimbursements	**946,554**	896,901	748,262
Management fees and other revenues	**82,288**	77,766	72,737
Other income	**186,689**	168,993	156,414
Total revenue	**3,332,154**	3,166,853	2,585,079
EXPENSES:			
Property operating	**441,203**	421,576	355,719
Depreciation and amortization	**856,202**	849,911	607,071
Real estate taxes	**300,174**	291,113	244,941
Repairs and maintenance	**105,983**	105,489	89,297
Advertising and promotion	**88,480**	92,377	68,775
Provision for credit losses	**9,500**	8,127	17,010
Home and regional office costs	**129,334**	117,374	91,178
General and administrative	**16,652**	17,701	16,776
Other	**64,397**	57,762	39,469
Total operating expenses	**2,011,925**	1,961,430	1,530,236
OPERATING INCOME	**1,320,229**	1,205,423	1,054,843
Interest expense	**(821,858)**	(799,092)	(653,798)
Minority interest in income of consolidated entities	**(11,524)**	(13,743)	(9,687)
Income tax expense of taxable REIT subsidiaries	**(11,370)**	(16,229)	(11,770)
Income from unconsolidated entities and beneficial interests, net	**110,819**	81,807	81,113
Gain (loss) on sales of assets and interests in unconsolidated entities, net	**132,787**	(838)	(760)
Limited partners' interest in the Operating Partnership	**(128,661)**	(75,841)	(87,891)
Preferred distributions of the Operating Partnership	**(26,979)**	(28,080)	(21,220)
Income from continuing operations	**563,443**	353,407	350,830
Discontinued operations, net of Limited Partners' interest	**331**	6,498	(7,641)
Gain on sale of discontinued operations, net of Limited Partners' interest	**66**	115,844	(196)
NET INCOME	**563,840**	475,749	342,993
Preferred dividends	**(77,695)**	(73,854)	(42,346)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**$ 486,145**	$ 401,895	$ 300,647
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 2.20**	$ 1.27	$ 1.49
Discontinued operations	**—**	0.55	(0.04)
Net income	**$ 2.20**	$ 1.82	$ 1.45
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 2.19**	$ 1.27	$ 1.48
Discontinued operations	**—**	0.55	(0.04)
Net income	**$ 2.19**	$ 1.82	$ 1.44
Net Income	**$ 563,840**	$ 475,749	$ 342,993
Unrealized gain on interest rate hedge agreements	**5,211**	2,988	4,514
Net income on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	**1,789**	(1,428)	(3,535)
Currency translation adjustments	**1,336**	(7,342)	3,130
Other income (loss)	**1,110**	(790)	(330)
Comprehensive Income	**$ 573,286**	$ 469,177	$ 346,772

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 563,840**	$ 475,749	$ 342,993
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	**812,718**	818,468	620,699
Impairment on Investment Properties	**—**	—	18,000
(Gain) loss on sales of assets and interests in unconsolidated entities	**(132,787)**	838	760
(Gain) loss on disposal or sale of discontinued operations, net of limited partners' interest	**(66)**	(115,844)	196
Limited partners' interest in the Operating Partnership	**128,661**	75,841	87,891
Limited partners' interest in the results of operations from discontinued operations	**87**	1,744	(2,188)
Preferred distributions of the Operating Partnership	**26,979**	28,080	21,220
Straight-line rent	**(17,020)**	(21,682)	(8,981)
Minority interest	**11,524**	13,743	9,687
Minority interest distributions	**(37,200)**	(24,770)	(20,426)
Equity in income of unconsolidated entities	**(110,819)**	(81,807)	(81,113)
Distributions of income from unconsolidated entities	**94,605**	106,954	97,666
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**(3,799)**	22,803	(37,166)
Deferred costs and other assets	**(132,570)**	(38,417)	(58,947)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**69,214**	(91,329)	90,241
Net cash provided by operating activities	**1,273,367**	1,170,371	1,080,532
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**(158,394)**	(37,505)	(2,359,056)
Capital expenditures, net	**(767,710)**	(726,386)	(549,304)
Cash from acquisitions	**—**	—	51,189
Cash impact from the consolidation and de-consolidation of properties	**8,762**	(9,479)	2,507
Net proceeds from sale of partnership interests, other assets and discontinued operations	**209,039**	384,104	51,271
Investments in unconsolidated entities	**(157,309)**	(76,710)	(84,876)
Distributions of capital from unconsolidated entities and other	**263,761**	413,542	142,572
Net cash used in investing activities	**(601,851)**	(52,434)	(2,745,697)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common and preferred stock and other	**217,237**	13,811	5,756
Purchase of limited partner units and treasury stock	**(16,150)**	(193,837)	(40,195)
Preferred stock redemptions	**(393,558)**	(579)	(59,681)
Minority interest contributions	**2,023**	—	464
Preferred distributions of the Operating Partnership	**(26,979)**	(28,080)	(21,220)
Preferred dividends and distributions to stockholders	**(749,507)**	(690,654)	(572,669)
Distributions to limited partners	**(177,673)**	(166,617)	(151,809)
Mortgage and other indebtedness proceeds, net of transaction costs	**5,507,735**	3,962,778	5,710,886
Mortgage and other indebtedness principal payments	**(4,442,332)**	(4,197,795)	(3,221,906)
Net cash (used in) provided by financing activities	**(79,204)**	(1,300,973)	1,649,626
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**592,312**	(183,036)	(15,539)
CASH AND CASH EQUIVALENTS, beginning of year	**337,048**	520,084	535,623
CASH AND CASH EQUIVALENTS, end of year	**$ 929,360**	$ 337,048	$ 520,084

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Preferred Stock	Common Stock
BALANCE AT DECEMBER 31, 2003	**$ 367,483**	**$ 21**
Conversion of Limited Partner Units (4,997,458 Common Shares, Note 10)		1
Series H Variable Rate Preferred stock repurchase (78,012 net preferred shares)	(1,950)	
Stock options exercised (392,943 Common Shares)		
Common Stock issuance (12,978,795 Shares)		1
Series I Preferred Stock issuance (13,261,712 Shares)	663,086	
Series I Preferred Unit conversion to Series I Preferred Stock (376,307 shares)	18,815	
Series J Preferred Stock issuance (796,948 Preferred Shares)	39,847	
Series D Preferred Stock issuance (1,156,039 shares)	34,681	
Series D Preferred Stock redemption (1,156,039 shares)	(34,681)	
Series E Preferred Stock redemption (1,000,000 shares)	(25,000)	
Treasury Stock purchase (317,300 Shares)		
Series E and Series G Preferred stock accretion	406	
Stock incentive program (365,602 Common Shares, Net)		
Common Stock retired (93,000 Shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income		
Net income		
BALANCE AT DECEMBER 31, 2004	**$1,062,687**	**$ 23**
Conversion of Limited Partner Units (2,281,481 Common Shares, Note 10)		
Stock options exercised (206,464 Common Shares)		
Series I Preferred Unit conversion to Series I Preferred Stock (197,155 Preferred Shares)	9,858	
Series J Preferred Stock premium net of amortization	7,171	
Treasury Stock purchase (2,815,400 Shares)		
Series G Preferred stock accretion	306	
Stock incentive program (400,541 Common Shares, Net)		
Common Stock retired (18,000 Shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income		
Net income		
BALANCE AT DECEMBER 31, 2005	**$1,080,022**	**$ 23**
Conversion of Limited Partner Units (86,800 Common Shares, Note 10)		
Stock options exercised (414,659 Common Shares)		
Series I Preferred Unit conversion to Series I Preferred Stock (230,486 Preferred Shares)	11,524	
Series I Preferred Stock conversion to Common Stock (283,907 Preferred Shares to 222,933 Common Shares)	(14,195)	
Series J Preferred Stock premium and amortization	(329)	
Series F Preferred Stock redemption (8,000,000 shares)	(192,989)	
Series G Preferred stock accretion	587	
Series K Preferred Stock issuance (8,000,000 shares)	200,000	
Series K Preferred Stock redemption (8,000,000 shares)	(200,000)	
Stock incentive program (415,098 Common Shares, Net)		
Common Stock retired (70,000 Shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income		
Net income		
BALANCE AT DECEMBER 31, 2006	**$ 884,620**	**$ 23**

The accompanying notes are an integral part of these statements.

Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Total Stockholders' Equity
$12,586	**$4,108,372**	**$(1,097,317)**	**$ (52,518)**	**$3,338,627**
	103,450			103,451
				(1,950)
	10,689			10,689
	734,339			734,340
				663,086
				18,815
				39,847
				34,681
				(34,681)
				(25,000)
			(20,400)	(20,400)
				406
	—			—
	(3,127)	(2,258)		(5,385)
	11,935			11,935
	26			26
	6,201			6,201
		(578,854)		(578,854)
3,779				3,779
		342,993		342,993
$16,365	**$4,971,885**	**$(1,335,436)**	**$ (72,918)**	**$4,642,606**
	37,381			37,381
	6,184			6,184
				9,858
				7,171
			(182,408)	(182,408)
				306
	(25,240)		25,240	—
	(605)	(502)		(1,107)
	14,320			14,320
	505			505
	(5,707)			(5,707)
		(690,990)		(690,990)
(6,572)				(6,572)
		475,749		475,749
$ 9,793	**$4,998,723**	**$(1,551,179)**	**$(230,086)**	**$4,307,296**
	1,247			1,247
	14,906			14,906
				11,524
	14,195			—
				(329)
				(192,989)
				587
				200,000
				(200,000)
	(36,487)		36,487	—
	(2,354)	(4,051)		(6,405)
	23,369			23,369
	608			608
	(3,951)			(3,951)
		(749,507)		(749,507)
9,446				9,446
		563,840		563,840
$19,239	**$5,010,256**	**$(1,740,897)**	**$(193,599)**	**$3,979,642**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. ORGANIZATION

Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We are engaged primarily in the ownership, development, and management of retail real estate, primarily regional malls, Premium Outlet® centers and community/lifestyle centers. As of December 31, 2006, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 69 community/lifestyle centers, 36 Premium Outlet centers and 10 other shopping centers or outlet centers in 38 states and Puerto Rico (collectively, the "Properties", and individually, a "Property"). We also own interests in five parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). Internationally, we have ownership interests in 53 European shopping centers (France, Italy, and Poland); five Premium Outlet centers in Japan; and one Premium Outlet center in Mexico. We also have begun construction on a Premium Outlet center in South Korea and, through a joint venture arrangement we have ownership interests in four shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents and cart and kiosk rentals,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

We also generate revenues due to our size and tenant relationships from:

- Pursuing mall marketing initiatives, including payment systems (including marketing fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorships, and events,
- Forming consumer focused strategic corporate alliances, and
- Offering property operating services to our tenants and others resulting from our relationships with vendors.

2. BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements of Simon Property include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate Properties that are wholly owned or Properties that we own less than 100% but we control. Control of a Property is demonstrated by, among other factors, our ability to:

- manage day-to-day operations,
- refinance debt and sell the Property without the consent of any other partner or owner, and
- the inability of any other partner or owner to replace us.

We also consolidate all variable interest entities when we are determined to be the primary beneficiary.

The deficit minority interest balances included in deferred costs and other assets in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets or the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits and has the ability to fund such additional contributions.

Investments in partnerships and joint ventures represent noncontrolling ownership interests in Properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences.

As of December 31, 2006, of our 345 properties we consolidated 199 wholly-owned properties and consolidated 19 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 127 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 58 of the 127 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and Simon Property based on the partners' respective weighted average ownership interests in the Operating Partnership.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2006	2005	2004
Weighted average ownership interest	**79.1%**	78.7%	77.7%

As of December 31, 2006 and 2005, our ownership interest in the Operating Partnership was 78.9% and 79.0%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

Preferred distributions of the Operating Partnership in the accompanying statements of operations and cash flows represent distributions on outstanding preferred units of limited partnership interest.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with SFAS No. 141 "Business Combinations" (SFAS 141). These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of the buildings on an as-if-vacant basis. The value allocated to land and related improvements is determined either by real estate tax assessments, a third party valuation specialist, or other relevant data.
- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases, either on a specific lease methodology for a portfolio acquisition or an average of total property leases methodology, generally applied for a single property acquisition, depending on the availability of estimates by lease. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related leases or intangibles. Any remaining amount of value will be allocated to in-place leases, as deemed appropriate under the circumstances.

Discontinued Operations

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. We have reclassified the results of operations of the seven regional malls, community/lifestyle centers, and office building properties disposed during 2005 and five properties sold during 2004, as described in Note 4 to discontinued operations in the accompanying consolidated statements of operations and comprehensive income for 2005 and 2004. Revenues included in discontinued operations were $29.3 million for the year ended December 31, 2005 and $62.7 million for the year ended December 31, 2004. There were no discontinued operations reported in 2006, as assets sold in 2006 were not material.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. During 2005, independent banks assumed responsibility for the gift card programs. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2006, includes a balance of $27.2 million related to these gift card programs which we do not consider available for general working capital purposes. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable Securities

Marketable securities consist primarily of the assets of our insurance subsidiaries and are included in deferred costs and other assets. The types of securities typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income until the gain or loss is realized and recorded in other income. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in income to write down the investments to their net realizable value. Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to their securities may be limited.

Accounting for Beneficial Interests in Mall of America

In January 2006, an entity controlled by the Simon family assigned to us its right to receive cash flow, capital distributions, and related profits and losses with respect to a portion of its ownership interest in the Mall of America through Mall of America Associates ("MOAA"). This beneficial interest was transferred subject to a credit facility repayable from MOAA's distributions from the property. As a result of this assignment, we began recognizing our share of MOAA's income during the first quarter of 2006, including the proportionate share of earnings of MOAA since August 2004 through the first quarter of 2006 of $10.2 million. This income is included with "income from unconsolidated entities and beneficial interests, net" in our consolidated statement of operations. We accounted for our beneficial interests in MOAA under the equity method of accounting. On November 2, 2006, the Simon family entity sold its partnership interest to an affiliate of another partner in MOAA and settled all pending litigation disclosed in Note 8, terminating our beneficial interests. As a result of this sale, we ceased recording income from this property's operations, and recorded a gain of approximately $86.5 million as a result of the receipt of $102.2 million of capital transaction proceeds assigned to us from this arrangement.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Capitalized Interest

We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2006	2005	2004
Capitalized interest	**$ 30,115**	$ 14,433	$ 14,612

Segment Disclosure

The Financial Accounting Standards Board (the "FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlet centers and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2006	2005
Deferred financing and lease costs, net	**$204,645**	$183,249
In-place lease intangibles, net	**93,563**	127,590
Fair market value of acquired above market lease intangibles, net	**70,623**	96,090
Marketable securities of our captive insurance companies	**103,605**	98,024
Goodwill	**20,098**	20,098
Minority interests	**81,282**	62,373
Prepaids, notes receivable and other assets, net	**417,083**	350,877
	$990,899	$938,301

Deferred Financing and Lease Costs. Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Details of these deferred costs as of December 31 are as follows:

	2006	2005
Deferred financing and lease costs	**$340,427**	$337,919
Accumulated amortization	**(135,782)**	(154,670)
Deferred financing and lease costs, net	**$204,645**	$183,249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31, 2006	2005	2004
Amortization of deferred financing costs	**$ 18,716**	$ 22,063	$ 17,188
Amortization of debt premiums net of discounts	**(28,163)**	(26,349)	(8,401)
Amortization of deferred leasing costs	**22,259**	20,606	19,281

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs are a component of depreciation and amortization expense.

Intangible Assets. The average life of the in-place lease intangibles is approximately 6.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases are amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles approximates 4.5 years. The unamortized amounts of below market leases are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets and are $186.6 million and $261.9 million as of December 31, 2006 and 2005, respectively. The amount of amortization of above and below market leases, net for the year ended December 31, 2006, 2005, and 2004 was $53.3 million, $48.0 million, and $22.4 million, respectively.

Details of intangible assets as of December 31 are as follows:

	2006	2005
In-place lease intangibles	**$183,544**	$183,544
Accumulated amortization	**(89,981)**	(55,954)
In-place lease intangibles, net	**$ 93,563**	$127,590
Fair market value of acquired above market lease intangibles	**$144,224**	$144,224
Accumulated amortization	**(73,601)**	(48,134)
Fair market value of acquired above market lease intangibles, net	**$ 70,623**	$ 96,090

Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases recorded as of December 31, 2006 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2007	$ 63,760	$ (20,881)	$ 42,879
2008	44,617	(16,929)	27,688
2009	29,907	(13,388)	16,519
2010	18,681	(6,958)	11,723
2011	12,628	(4,909)	7,719
Thereafter	17,018	(7,558)	9,460
	$186,611	$ (70,623)	$115,988

Derivative Financial Instruments

We account for our derivative financial instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks described in Note 8 and record all derivatives on our balance sheets at fair value. We require that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

We adjust our balance sheets on an ongoing basis to reflect the current fair market value of our derivatives. We record changes in the fair value of these derivatives each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time as the hedged items are recognized in earnings. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We use standard market conventions to determine the fair values of derivative instruments, and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Accumulated Comprehensive Income

The components of our accumulated comprehensive income consisted of the following as of December 31:

	2006	2005
Cumulative translation adjustment	**$ (1,475)**	$ (2,811)
Accumulated derivative gains, net	**19,715**	12,715
Net unrealized gains (losses) on marketable securities	**999**	(111)
Total accumulated comprehensive income	**$19,239**	$ 9,793

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance (CAM), real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. For approximately 60% of our leases, we receive a fixed payment from the tenant for the CAM component, which is subject to an annual adjustment. We are continually working toward converting the remainder of our leases to the fixed payment methodology. Under these leases, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We do this to reduce the risk of loss on uncollectible accounts once we perform the final year-end billings for recoverable expenditures. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture Properties as well as third parties. Management fee revenue is recognized based on a contractual percentage of joint venture property revenue. Development fee revenue is recognized on a contractual percentage of hard costs to develop a property. Leasing fee revenue is recognized on a contractual per square foot charge based on the square footage of current year leasing activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates. Total insurance reserves for our insurance subsidiary as of December 31, 2006 and 2005 approximated $112.5 million and $93.6 million, respectively.

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees and, if applicable, at future dates for servicing fees.

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the year Ended December 31,		
	2006	2005	2004
Balance at Beginning of Year	**$35,239**	$37,039	$31,473
Consolidation of previously unconsolidated entities	**321**	—	—
Provision for Credit Losses	**9,730**	7,284	18,975
Accounts Written Off	**(12,473)**	(9,084)	(13,409)
Balance at End of Year	**$32,817**	$35,239	$37,039

Income Taxes

Simon Property and certain other subsidiaries are taxed as REITs under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain the REIT status of Simon Property and the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or any of our REIT subsidiaries fail to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

On October 22, 2004, President Bush signed the American Jobs Creation Act which included several provisions of the REIT Improvement Act, which builds in some flexibility to the REIT rules. This Act provides for monetary penalties in lieu of REIT disqualification. This better matches the severity of the penalty to the REIT's error and therefore reduces the possibility of disqualification.

State income, franchise or other taxes were not significant in any of the periods presented.

We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that don't qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2006 and 2005, we had a net deferred tax asset of $12.8 million and $7.1 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries.

Reclassifications

We made certain reclassifications of prior period amounts in the financial statements to conform to the 2006 presentation. These reclassifications have no impact on net income previously reported. The reclassifications principally related to the classification of certain expenses and inclusion of the Limited Partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership in the determination of net income from continuing operations. Also, significant property dispositions during 2004 and 2005 have been reclassified in the statements of operations and comprehensive income for the periods ended December 31, 2004 and 2005.

4. REAL ESTATE ACQUISITIONS, DISPOSALS, AND IMPAIRMENT

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria. We sell properties which no longer meet our strategic criteria. Our acquisition and disposal activity for the periods presented are highlighted as follows:

2006 Acquisitions

As described in Note 7, on February 13, 2006, we sold 10.5% of our ownership interests in Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") to our partner, Ivanhoe Cambridge, Inc. ("Ivanhoe"), and recognized a gain upon this transaction of $34.4 million. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. The result of these transactions equalized our and Ivanhoe's ownership in Simon Ivanhoe to 50% each.

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall Property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the Property was consolidated as of the acquisition date.

2005 Acquisitions

On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania, for approximately $39.3 million, including the issuance of our share of debt of $29.1 million. On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California, for approximately $37.1 million, including the assumption of our share of debt of $10.5 million. Both of these Properties are being accounted for on the equity method of accounting.

2004 Acquisitions

On February 5, 2004, we purchased a 95% interest in Gateway Shopping Center in Austin, Texas, for approximately $107.0 million. We initially funded this transaction with borrowings on our Credit Facility and with the issuance of 120,671 units of the Operating Partnership valued at approximately $6.0 million.

On April 1, 2004, we increased our ownership interest in The Mall of Georgia Crossing from 50% to 100% for approximately $26.3 million, including the assumption of $16.5 million of debt. As a result of this transaction, this Property is now reported as a consolidated entity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

On April 27, 2004, we increased our ownership in Bangor Mall in Bangor, Maine from 32.6% to 67.6% and increased our ownership in Montgomery Mall in Montgomery, Pennsylvania from 23.1% to 54.4%. We acquired these additional ownership interests from our partner in the properties for approximately $67.0 million and the assumption of $16.8 million of debt. We funded this transaction with a mortgage and borrowings on our Credit Facility. Bangor Mall and Montgomery Mall were previously accounted for under the equity method. These Properties are now consolidated as a result of this acquisition.

On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million. We funded this transaction with a mortgage and borrowings on our Credit Facility.

On November 19, 2004, we increased our ownership interest in Lehigh Valley Mall, located in Whitehall, Pennsylvania, from 24.88% to 37.61% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.

On December 15, 2004, we increased our ownership in Woodland Hills in Tulsa, Oklahoma from 47.2% to 94.5%. We acquired this additional ownership interest from our partner in the property for approximately $119.5 million, including the assumption of $39.7 million of debt. Woodland Hills was previously accounted for under the equity method. This Property is now consolidated as a result of this acquisition.

Chelsea Acquisition

On October 14, 2004, we acquired all of the outstanding common stock of Chelsea Property Group, Inc. ("Chelsea") and the limited partnership units of its operating partnership subsidiary in a transaction valued at approximately $5.2 billion, including the assumption of $1.5 billion of debt (the "Chelsea Acquisition"). Chelsea had interests in 37 Premium Outlet centers and 24 other shopping centers containing 16.6 million square feet of gross leasable area in 31 states, Japan and Mexico. We funded the cash portion of this acquisition with a $1.8 billion unsecured term loan facility discussed in Note 8. Chelsea common stockholders received consideration of $36.00 per share for each share of Chelsea's common stock in cash, a fractional share of 0.2936 of our common stock, and a fractional share of 0.3000 of Simon 6% Series I convertible perpetual preferred stock. The holders of Chelsea's operating partnership subsidiary's limited partnership common units exchanged their units for common and convertible preferred units of the Operating Partnership. The following shares and units were issued at closing:

- 12,978,795 shares of common stock
- 4,652,232 Operating Partnership common units
- 13,261,712 shares of Simon Property 6% Series I Convertible Perpetual Preferred Stock (liquidation value of $50 per share)
- 4,753,794 Operating Partnership 6% Convertible Perpetual Preferred Units (liquidation value of $50 per unit)

During 2005, we finalized the purchase price allocation for the Chelsea Acquisition as required by FAS 141, as described in our purchase accounting allocation policy in Note 3. Our valuation of the Chelsea assets was developed in consultation with independent valuation specialists. The final purchase price allocation reflects reallocations between tangible assets and finite life intangible assets. However, these adjustments did not have a significant impact on our consolidated results of operations.

The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 includes adjustments for the Chelsea Acquisition as if the transaction had occurred as of January 1, 2004. The pro forma information does not purport to present what actual results would have been had this acquisition, and the related transaction, in fact, occurred at the previously mentioned date, or to project results for any future period. Our other acquisitions during the periods presented were not considered material business combinations for the purpose of presenting this pro forma financial information.

	For the Year Ended December 31, 2004
Pro Forma Total Revenue	$2,979,479
Pro Forma Income from Continuing Operations	416,032
Pro Forma Net Income	308,665
Pro Forma Earnings Per Common Share — Basic (a)	$1.06
Pro Forma Earnings Per Common Share — Diluted (a)	$1.05

(a) Pro forma basic earnings per share are based upon weighted average common shares of 218,264,464 for 2004. Pro forma diluted earnings per share are based upon weighted average common shares of 219,131,832 for 2004.

2006 Disposals

During the year ended December 31, 2006, we disposed of three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the disposals totaling $12.2 million.

2005 Disposals

During the year ended December 31, 2005, we sold or disposed of sixteen non-core properties, consisting of four regional malls, one community/lifestyle center, nine other outlet centers and two office buildings. Our significant dispositions are summarized as follows (dollars in millions):

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Riverway and O'Hare International Center	100%	June 1, 2005	$257.3	$125.1
Grove at Lakeland Square	100%	July 1, 2005	10.4	(0.1)
Cheltenham Square	100%	November 17, 2005	71.5	19.7
Southgate Mall	100%	November 28, 2005	8.5	1.1
Eastland Mall (Tulsa, OK)	100%	December 16, 2005	1.5	(1.1)
Biltmore Square	100%	December 28, 2005	26.0	2.2
			$375.2	$146.9
Less: Limited Partners' Interest				31.1
				$115.8

The disposition of Biltmore Square was accomplished through a transfer of the deed to the property to the lender in settlement of the remaining balance of the non-recourse debt on the property. Additionally, nine other insignificant non-core properties were sold which resulted in no gain or loss.

We disposed of two joint venture properties during 2005. On January 11, 2005, Metrocenter was sold for $62.6 million and we recognized our share of the gain of $11.8 million. On December 22, 2005, our Canadian property, Forum Entertainment Centre, was sold and we recognized our share of the loss of $13.7 million.

Certain of the net proceeds from these sales, net of repayment of outstanding debt, were held in escrow to complete IRS Section 1031 exchanges while the remainder was used for general working capital purposes.

2004 Disposals

During the year ended December 31, 2004, we sold five non-core properties, consisting of three regional malls, one community/lifestyle center and one Premium Outlet center. The significant properties and their dates of sale consisted of:

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Hutchinson Mall	100%	June 15, 2004	$16.3	$0.2
Bridgeview Court	100%	July 22, 2004	5.3	2.3
Woodville Mall	100%	September 1, 2004	2.5	(2.7)
Santa Fe Premium Outlets	100%	December 28, 2004	7.7	—
Heritage Park Mall	100%	December 29, 2004	4.1	(0.2)
			$35.9	$(0.4)
Less: Limited Partners' Interest				0.1
				$(0.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

We disposed of three joint venture properties during 2004. On April 7, 2004, we sold a joint venture interest in a hotel for $17.0 million, resulting in a gain of $12.6 million, $8.3 million net of tax. On April 8, 2004, we sold our joint venture interest in Yards Plaza resulting in no gain or loss on this disposition. On August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America (see Note 11).

Impairment. In 2004, we recorded an $18.0 million impairment charge related to one Property. We evaluate our Properties for impairment using a combination of estimations of the fair value based upon a multiple of the net cash flow of the Properties and discounted cash flows from the individual Properties' operations as well as contract prices, if applicable and available.

5. PER SHARE DATA

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The amounts presented in the reconciliation below represent the common stockholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year ended December 31,		
	2006	2005	2004
Common Stockholders' share of:			
Net Income available to Common Stockholders — Basic	**$486,145**	$401,895	$300,647
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	**415**	337	279
Net Income available to Common Stockholders — Diluted	**$486,560**	$402,232	$300,926
Weighted Average Shares Outstanding — Basic	**221,024,096**	220,259,480	207,989,585
Effect of stock options	**903,255**	871,010	867,368
Weighted Average Shares Outstanding — Diluted	**221,927,351**	221,130,490	208,856,953

For the year ending December 31, 2006, potentially dilutive securities include stock options, certain preferred units of limited partnership interest of the Operating Partnership, certain contingently convertible preferred stock and the units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock. The only potentially dilutive security that had a dilutive effect for the year ended December 31, 2006, 2005 and 2004 were stock options.

We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year ended December 31,		
	2006	2005	2004
Total dividends paid per share	**$3.04**	$2.80	$2.60
Percent taxable as ordinary income	**81.4%**	85.8%	88.0%
Percent taxable as long-term capital gains	**18.6%**	14.2%	6.0%
Percent non-taxable as return of capital	—	—	6.0%
	100.0%	100.0%	100.0%

6. INVESTMENT PROPERTIES

Investment properties consist of the following as of December 31:

	2006	2005
Land	$ 2,651,205	$ 2,560,335
Buildings and improvements	19,993,094	18,990,912
Total land, buildings and improvements	22,644,299	21,551,247
Furniture, fixtures and equipment	219,664	194,062
Investment properties at cost	22,863,963	21,745,309
Less — accumulated depreciation	4,606,130	3,809,293
Investment properties at cost, net	$18,257,833	$17,936,016
Construction in progress included above	$ 530,298	$ 384,096

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 68 Properties as of December 31, 2006 and 69 as of December 31, 2005. We also held interests in two joint ventures which owned 53 European shopping centers as of December 31, 2006 and 51 as of December 31, 2005. We also held an interest in five joint venture properties under operation in Japan and one joint venture property in Mexico. We account for these Properties using the equity method of accounting.

Substantially all of our joint venture Properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which will result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest.

On May 10, 2006, we refinanced thirteen cross-collateralized mortgages with seven individual secured loans totaling $796.6 million with fixed rates ranging from 5.79% to 5.83%. The balance of the previous mortgages totaled $625.0 million, and bore interest at rates ranging from LIBOR plus 41 basis points to a fixed rate of 8.28%, and was scheduled to mature on May 15, 2006. We received our share of excess refinanced proceeds of approximately $86 million on the closing of the new mortgage loan.

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall Property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date. We have reclassified the results of this property in the Joint Venture Statement of Operations into "Consolidated Joint Venture Interests."

During 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns). Prior to the completion of construction and opening of the center, we were responsible for 85% of the development costs, and guaranteed this same percentage of the outstanding construction debt. As a result, we consolidated St. Johns during its construction phase. Upon obtaining permanent financing, the guarantee was released, and our partner's and our ownership percentages were each adjusted to 50%. We received a distribution from the partnership of $15.7 million in repayment of our capital contributions to equalize our ownership interests, and this Property is now accounted for using the equity method of accounting.

On June 1, 2005, we refinanced Westchester Mall, a joint venture Property, with a $500.0 million, 4.86% fixed-rate mortgage that matures on June 1, 2010. The balances of the two previous mortgages, which were repaid, were $142.0 million and $50.1 million and bore interest at fixed rates of 8.74% and 7.20%, respectively. Both were scheduled to mature on September 1, 2005. We received our share of the excess refinancing proceeds of approximately $120.0 million on the closing of the new mortgage loan.

On November 29, 2005, we refinanced Houston Galleria, a joint venture Property, with a $821.0 million, 5.436% fixed-rate mortgage that matures on December 1, 2015. The balances of the two previous mortgages, which were repaid, were $213.2 million and $84.7 million and bore interest at a fixed rate of 7.93% and at LIBOR plus 150 basis points, respectively. They were scheduled to mature on December 1, 2005 and December 31, 2006, respectively. We received our share of the excess refinancing proceeds of approximately $165.0 million on the closing of the new mortgage loan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

On December 28, 2005, we invested $50.0 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. (Toll Brothers) and Meritage Homes Corp. (Meritage Homes) to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. Toll Brothers and Meritage Homes each plan to build a significant number of homes on the site. We have the option to purchase a substantial portion of the commercial property for retail uses. Other parcels may also be sold to third parties. The site plans call for a mixed-use master planned community, which will include approximately 4,840 acres of single-family homes and attached homes. Approximately 645 acres of commercial and retail development will include schools, community amenities and open space. The entitlement, planning, and design processes are ongoing and initial home sales are tentatively scheduled to begin in 2009. The joint venture, of which Toll Brothers is the managing member, expects to develop a master planned community of approximately 12,000 to 15,000 residential units.

Summary financial information of the joint ventures and a summary of our investment in and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture or became the primary beneficiary and as a result, gain unilateral control of the Property. We reclassified these line items into "Discontinued Joint Venture Interests" and "Consolidated Joint Venture Interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2006. Balance sheet information as of December 31 is as follows:

	2006	2005
BALANCE SHEETS		
Assets:		
Investment properties, at cost	$10,669,967	$9,915,521
Less — accumulated depreciation	2,206,399	1,951,749
	8,463,568	7,963,772
Cash and cash equivalents	354,620	334,714
Tenant receivables	258,185	207,153
Investment in unconsolidated entities	176,400	135,914
Deferred costs and other assets	307,468	304,825
Total assets	$ 9,560,241	$8,946,378
Liabilities and Partners' Equity:		
Mortgages and other indebtedness	$ 8,055,855	$7,479,359
Accounts payable, accrued expenses, and deferred revenue	513,472	403,390
Other liabilities	255,633	189,722
Total liabilities	8,824,960	8,072,471
Preferred units	67,450	67,450
Partners' equity	667,831	806,457
Total liabilities and partners' equity	$ 9,560,241	$8,946,378
Our Share of:		
Total assets	$ 4,113,051	$3,765,258
Partners' equity	$ 380,150	$ 429,942
Add: Excess Investment	918,497	938,177
Our net Investment in Joint Ventures	$ 1,298,647	$1,368,119
Mortgages and other indebtedness	$ 3,472,228	$3,169,662

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related Properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

As of December 31, 2006, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2007	$ 469,067
2008	724,433
2009	482,547
2010	1,524,707
2011	1,179,018
Thereafter	3,677,689
Total principal maturities	8,057,461
Net unamortized debt discounts	(1,606)
Total mortgages and other indebtedness	$8,055,855

This debt becomes due in installments over various terms extending through 2017 with interest rates ranging from 1.22% to 10.61% and a weighted average rate of 5.89% at December 31, 2006.

	For the Year Ended December 31,		
	2006	2005	2004
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$1,092,514**	$1,035,351	$ 915,276
Overage rent	**90,125**	81,766	43,296
Tenant reimbursements	**556,366**	530,044	468,430
Other income	**150,468**	126,232	64,188
Total revenue	**1,889,473**	1,773,393	1,491,190
Operating Expenses:			
Property operating	**375,546**	348,581	286,811
Depreciation and amortization	**324,042**	317,339	274,053
Real estate taxes	**133,517**	131,571	123,523
Repairs and maintenance	**84,766**	82,369	69,073
Advertising and promotion	**43,968**	36,759	36,553
Provision for credit losses	**4,659**	9,332	11,100
Other	**126,172**	120,230	65,223
Total operating expenses	**1,092,670**	1,046,181	866,336
Operating Income	**796,803**	727,212	624,854
Interest expense	**(432,190)**	(387,027)	(353,594)
Income (loss) from unconsolidated entities	**1,204**	(1,892)	(5,129)
Gain (loss) on sale of asset	**(6)**	1,423	—
Income from Continuing Operations	**365,811**	339,716	266,131
Income from joint venture interests before consolidation	**912**	2,497	20,601
Income (loss) from discontinued joint venture interests	**736**	(2,452)	13,513
Gain on disposal or sale of discontinued operations, net	**20,375**	65,599	4,704
Net Income	**$ 387,834**	$ 405,360	$ 304,949
Third-Party Investors' Share of Net Income	**$ 232,499**	$ 238,265	$ 193,282
Our Share of Net Income	**155,335**	167,095	111,667
Amortization of Excess Investment	**(49,546)**	(48,597)	(30,554)
Income from Beneficial Interests and Other, net	**15,605**	—	—
Write-off of Investment Related to Properties Sold	**(2,846)**	(38,666)	—
Our Share of Net Gain (Loss) Related to Properties Sold	**(7,729)**	1,975	—
Income from Unconsolidated Entities and Beneficial Interests, net	**$ 110,819**	$ 81,807	$ 81,113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

On January 11, 2005, Metrocenter, a joint venture regional mall property was sold. We recognized our share of the gain of $11.8 million, net of the write-off of the related investment and received $62.6 million representing our share of the proceeds from this disposition. On December 22, 2005, The Forum Entertainment Centre, our Canadian property, was sold. We recognized our share of the loss of $13.7 million, net of the write-off of the related investment, from the disposition of this property. The result of these two dispositions is included in the loss on sales of interests in unconsolidated entities and other assets, net in the 2005 consolidated statements of operations and comprehensive income. On April 25, 2006, Great Northeast Plaza, a joint venture community center was sold. We recognized our share of the gain of $7.7 million, net of the write-off of the related investment and received $8.8 million representing our share of the proceeds from this disposition.

Our share of the net gain resulting from the sale of Metrocenter, The Forum Entertainment Centre, and Great Northeast Plaza are shown separately in "gain on sales of assets and interests in unconsolidated entities, net" in the consolidated statement of operations.

International Joint Venture Investments

We conduct our international operations in Europe through our two European joint venture investment entities; Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") and Gallerie Commerciali Italia ("GCI"). The carrying amount of our total combined investment in these two joint venture investments is $338.1 million and $287.4 million as of December 31, 2006 and 2005, respectively, net of the related cumulative translation adjustments. The Operating Partnership has a 50% ownership in Simon Ivanhoe and a 49% ownership in GCI as of December 31, 2006.

On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in this joint venture to Ivanhoe for € 45.2 million, or $53.9 million, and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities, net" in the consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest in Simon Ivanhoe for €55.1 million, or $65.5 million. These transactions equalized our and Ivanhoe's ownership in Simon Ivanhoe to 50% each.

We conduct our international Premium Outlet operations in Japan through joint venture partnerships with Mitsubishi Estate Co., Ltd. and Sojitz Corporation (formerly known as Nissho Iwai Corporation). The carrying amount of our investment in these Premium Outlet joint ventures in Japan is $281.2 million and $287.7 million as of December 31, 2006 and 2005, respectively, net of the related cumulative translation adjustments. We have a 40% ownership in these Japan Premium Outlet joint ventures. We also began construction on our first Premium Outlet in South Korea. As of December 31, 2006, our investment in our Premium Outlet in South Korea, for which we hold a 50% ownership interest, approximated $18.5 million.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and will be through a 32.5% ownership in a joint venture entity, Great Mall Investments, Ltd. ("GMI"). We are planning on initially developing five centers, four of which are currently under construction, with our share of the total equity commitment of approximately $60 million. We account for our investments in GMI under the equity method of accounting. As of December 31, 2006, our combined investment in these shopping centers in GMI is approximately $15.9 million.

8. INDEBTEDNESS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2006	2005
Fixed-Rate Debt:		
Mortgages and other notes, including $41,579 and $53,669 net premiums, respectively. Weighted average interest and maturity of 6.39% and 4.0 years at December 31, 2006.	$ 4,266,045	$ 4,145,689
Unsecured notes, including $17,513 and $38,523 net premiums, respectively. Weighted average interest and maturity of 5.77% and 5.7 years at December 31, 2006.	10,447,513	7,868,523
7% Mandatory Par Put Remarketed Securities, including $4,669 and $4,761 premiums, respectively, due June 2028 and subject to redemption June 2008.	204,669	204,763
Total Fixed-Rate Debt	14,918,227	12,218,975
Variable-Rate Debt:		
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 6.22% and 2.4 years.	153,189	430,612
Credit Facility (see below)	305,132	809,264
Acquisition Facility (see below)	—	600,000
Aventura Mall Credit Facility. Weighted average rates and maturities of 6.32% and 0.8 years at December 31, 2006.	27,369	—
Unsecured term loans.	—	59,075
Total Variable-Rate Debt	485,690	1,898,951
Fair value interest rate swaps	(9,428)	(11,809)
Total Mortgages and Other Indebtedness, Net	$15,394,489	$14,106,117

General. At December 31, 2006, we have pledged 80 Properties as collateral to secure related mortgage notes including 8 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 42 Properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Of our 80 encumbered Properties, indebtedness of 20 of these encumbered Properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2006, we are in compliance with all our debt covenants.

Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 53 limited partner Unitholders provide guarantees of foreclosure of $447.3 million of our consolidated debt at 12 consolidated Properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

We have $1.0 billion of unsecured notes issued by our subsidiaries that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.02% and weighted average maturities of 5.3 years.

On March 31, 2006, Standard & Poor's Rating Services raised its corporate credit rating for us to "A-' from "BBB+' which resulted in a decrease in the interest rate applicable to borrowings on our unsecured revolving $3 billion credit facility (the "Credit Facility") to 37.5 basis points over LIBOR from 42.5 basis points over LIBOR. The revision to our rating also decreased the facility fee on our Credit Facility to 12.5 basis points from 15 basis points.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

On May 15, 2006, we issued two tranches of senior unsecured notes totaling $800 million at a weighted average fixed interest rate of 5.93%. The first tranche is $400.0 million at a fixed interest rate of 5.75% due May 1, 2012 and the second tranche is $400.0 million at a fixed interest rate of 6.10% due May 1, 2016. We used the proceeds of the offering and the termination of forward-starting swap arrangements to reduce borrowings on our Credit Facility.

On August 29, 2006, we issued two tranches of senior unsecured notes totaling $1.1 billion at a weighted average fixed interest rate of 5.73%. The first tranche is $600.0 million at a fixed interest rate of 5.60% due September 1, 2011 and the second tranche is $500.0 million at a fixed interest rate of 5.875% due March 1, 2017. We used proceeds from the offering to reduce borrowings on our Credit Facility.

On December 12, 2006, we issued two tranches of senior unsecured notes totaling $1.25 billion at a weighted average fixed interest rate of 5.13%. The first tranche is $600.0 million at a fixed interest rate of 5.00% due March 1, 2012 and the second tranche is $650.0 million at a fixed interest rate of 5.25% due December 1, 2016. We used proceeds from the offering to reduce borrowings on our Credit Facility and reinvested the remainder of the proceeds of approximately $577.4 million to be used for general working capital purposes.

Credit Facility. Other significant draws on our Credit Facility during the twelve-month period ended December 31, 2006 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
01/03/06	$ 59,075	Repayment of a Term Loan (CPG Partners, L.P.), which had a rate of 7.26%.
01/06/06	140,000	Repayment of a mortgage, which had a rate of LIBOR plus 137.5 basis points.
01/20/06	300,000	Repayment of unsecured notes, which had a fixed rate of 7.375%.
03/27/06	600,000	Early repayment of the $1.8 billion facility we used to finance our acquisition of Chelsea in 2004.
04/03/06	58,000	Repayment of two secured mortgages which each bore interest at 8.25%.
11/01/06	200,000	Repayment of the preferred stock issued to fund the redemption of our Series F Preferred Stock.
11/15/06	250,000	Repayment of unsecured notes, which had a fixed rate of 6.875%.

Other amounts drawn on our Credit Facility were primarily for general working capital purposes. We repaid a total of $2.8 billion on our Credit Facility during the year ended December 31, 2006. The total outstanding balance on our Credit Facility as of December 31, 2006 was $305.1 million, and the maximum amount outstanding during the year was approximately $2.0 billion. During the year ended December 31, 2006, the weighted average outstanding balance on our Credit Facility was approximately $1.1 billion.

Acquisition Facility. We borrowed $1.8 billion in 2004 to finance the cash portion of our acquisition of Chelsea. As disclosed above, this facility has been fully repaid.

Secured Debt

Mortgages and Other Indebtedness. The balance of fixed and variable rate mortgage notes was $4.4 billion and $4.6 billion as of December 31, 2006 and 2005, respectively, including related premiums. Of the 2006 amount, $4.3 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the twelve-month period ended December 31, 2006, we repaid $275.8 million in mortgage loans, unencumbering four properties.

As a result of the acquisition of our partner's 50% ownership interest in Mall of Georgia on November 1, 2006, we now own 100% of the mall and the Property was consolidated as of the acquisition date. This included the consolidation of the Property's $192.0 million 7.09% fixed-rate mortgage.

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2006 are as follows:

2007	$ 1,683,966
2008	809,667
2009	1,653,486
2010	2,001,021
2011	2,309,420
Thereafter	6,882,596
Total principal maturities	15,340,156
Net unamortized debt premium and other	54,333
Total mortgages and other indebtedness	$15,394,489

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the year ended December 31,		
	2006	2005	2004
Cash paid for interest	**$845,964**	$822,906	$648,984

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

As of December 31, 2006, we have reflected the fair value of outstanding consolidated derivatives in other liabilities for $9.4 million. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated comprehensive income and the unamortized balance of these agreements is $5.7 million as of December 31, 2006. The net benefits from terminated swap agreements are also recorded in accumulated comprehensive income and the unamortized balance is $12.2 million as of December 31, 2006. As of December 31, 2006, our outstanding LIBOR based derivative contracts consist of:

- interest rate cap protection agreements with a notional amount of $95.7 million that mature in May 2007.
- variable rate swap agreements with a notional amount of $370.0 million that mature in September 2008 and January 2009 and have a weighted average pay rate of 5.36% and a weighted average receive rate of 3.72%.

Within the next twelve months, we expect to reclassify to earnings approximately $4.3 million of income of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimated the fair values of combined fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2006	2005
Fair value of fixed-rate mortgages and other indebtedness	**$14,479,171**	$12,078,531
Average discount rates assumed in calculation of fair value	**6.53%**	6.11%

9. RENTALS UNDER OPERATING LEASES

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2006 are as follows:

2007	$1,619,178
2008	1,491,243
2009	1,339,472
2010	1,163,250
2011	976,740
Thereafter	2,921,770
	$9,511,653

Approximately 0.8% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10. CAPITAL STOCK

The Board of Directors ("Board") is authorized to reclassify the excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability of the Board to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Simon Property.

The holders of common stock of Simon Property are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of Simon Property's predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four of the thirteen members of the Board, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holder of the Class C common stock (the "DeBartolos") is entitled to elect two of the thirteen members of the Board. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

On March 1, 2004, Simon Property and the Simons completed a restructuring transaction in which MSA exchanged 3,192,000 Class B common shares for an equal number of shares of common stock in accordance with our Charter. Those shares continue to be owned by MSA and remain subject to a voting trust under which the Simons are the sole voting trustees. MSA exchanged the remaining 8,000 Class B common shares with David Simon for 8,000 shares of common stock and David Simon's agreement to create a new voting trust under which the Simons as voting trustees, hold and vote the remaining 8,000 shares of Class B common stock acquired by David Simon. As a result, these voting trustees have the authority to elect four of the members of the Board contingent on the Simons maintaining specified levels of equity ownership in Simon Property, the Operating Partnership and their subsidiaries.

Common Stock Issuances and Repurchases

In 2006, we issued 86,800 shares of common stock to five limited partners in exchange for an equal number of Units.

We issued 414,659 shares of common stock related to employee and director stock options exercised during 2006. We used the net proceeds from the option exercises of approximately $14.9 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes.

On May 12, 2006, the Board authorized the repurchase of up to 6,000,000 shares of our common stock subject to a maximum aggregate purchase price of $250 million over the next twelve months as market conditions warrant. We may purchase the shares in the open market or in privately negotiated transactions. There have been no purchases under this program since May, 2006.

Beginning on April 3, 2006, holders of Simon Property Group's Series I 6% Convertible Perpetual Preferred Stock ("Series I Preferred Stock") could elect to convert their shares during the year into shares of Simon Property common stock per the preferred stock agreement. During the twelve months ended December 31, 2006, 283,907 shares of Series I Preferred Stock were converted into 222,933 shares of Simon Property common stock.

Preferred Stock

The following table summarizes each of the authorized series of preferred stock of Simon Property as of December 31:

	2006	2005
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, none issued and outstanding	$ —	$ —
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, none issued and outstanding	—	—
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 0 and 8,000,000 issued and outstanding	—	192,989
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	148,843	148,256
Series H Variable Rate Preferred Stock, 4,530,000 shares authorized, none issued and outstanding	—	—
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 13,781,753 and 13,835,174 issued and outstanding	689,088	691,759
Series J 8⅜% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 issued and outstanding, including unamortized premium of $6,842 and 7,171 in 2006 and 2005, respectively.	46,689	47,018
Series K Variable Rate Redeemable Preferred Stock, 8,000,000 shares authorized, none issued and outstanding	—	—
	$884,620	$1,080,022

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to Simon Property equal to the dividends paid on the preferred stock issued.

Series B Convertible Preferred Stock. During 2003, all of the outstanding shares of our 6.5% Series B Convertible Preferred Stock were either converted into shares of common stock or were redeemed at a redemption price of $106.34 per share. We issued an aggregate of 1,628,400 shares of common stock to the holders who exercised their conversion rights. The remaining 18,340 shares of Series B preferred stock were redeemed with cash from the proceeds of the private issuance of a new series of preferred stock (Series H).

Series C Cumulative Convertible Preferred Stock and Series D Cumulative Redeemable Preferred Stock. On August 27, 1999, Simon Property authorized these two new series of preferred stock to be available for issuance upon conversion by the holders or redemption by the Operating Partnership of the 7.00% Preferred Units or the 8.00% Preferred Units, described below. Each of these new series of preferred stock had terms that were substantially identical to the respective series of Preferred Units.

Series E Cumulative Redeemable Preferred Stock. We issued the Series E Cumulative Redeemable Preferred Stock for $24.2 million. These preferred shares were being accreted to their liquidation value. The Series E Cumulative Redeemable Preferred Stock was redeemed on November 10, 2004, at the liquidation value of $25 per share.

Series F Cumulative Redeemable Preferred Stock. The 8.75% Series F Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock") were redeemable at any time on or after September 29, 2006, at a liquidation value of $25.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. Effective October 4, 2006, we redeemed all 8,000,000 shares of our Series F Preferred Stock at a liquidation preference of $25.00 per share plus accrued dividends. Funds to redeem the Series F Preferred Stock were obtained through the issuance of a new series of preferred stock issued in a private transaction (Series K). These preferred shares were subsequently repurchased prior to year end at par value with borrowings from our Credit Facility. We recorded a $7.0 million charge to net income during the fourth quarter of 2006 related to the redemption of the Series F Preferred Stock.

Series G Cumulative Step-Up Premium Rate Preferred Stock. The 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock are being accreted to their liquidation value and may be redeemed at any time on or after September 30, 2007 at a liquidation value of $50.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. Beginning October 1, 2012, the rate on this series of preferred stock increases to 9.89% per annum. We intend to redeem the Series G Preferred Shares prior to October 1, 2012. This series of preferred stock does not have a stated maturity or is convertible into any other securities of Simon Property. This series is not subject to any mandatory redemption provisions, except as needed to maintain or bring the direct or indirect ownership of the capital stock of Simon Property into conformity with REIT requirements. The Operating Partnership pays a preferred distribution to Simon Property equal to the dividends paid on this series of preferred stock.

Series H Variable Rate Preferred Stock. To fund the redemption of the Series B Preferred Stock in 2003, we issued 3,328,540 shares of Series H Variable Rate Preferred Stock for $83.2 million. We repurchased 3,250,528 shares of the Series H Preferred Stock for $81.3 million on December 17, 2003. On January 7, 2004 we repurchased the remaining 78,012 shares for $1.9 million.

Series I 6% Convertible Perpetual Preferred Stock. On October 14, 2004, we issued 13,261,712 shares of this new series of preferred stock in the Chelsea Acquisition. The terms of this new series of preferred stock is substantially identical to those of the respective series of Preferred Units. In 2006, unitholders exchanged 230,486 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock. In prior years, 573,466 units were exchanged for an equal number of shares of preferred stock. Distributions are to be made quarterly beginning November 30, 2004 at an annual rate of 6% per share. On or after October 14, 2009, we shall have the option to redeem the 6% Convertible Perpetual Preferred Stock, in whole or in part, for shares of common stock only at a liquidation preference of $50.00 per share plus accumulated and unpaid dividends. However, if the redemption date falls between the record date and dividend payment date the redemption price will be equal to only the liquidation preference per share, and will not include any amount of dividends declared and payable on the corresponding dividend payment date. The redemption may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of redemption is issued, the closing price per share of common stock exceeds 130% of the applicable conversion price. The 6% Convertible Perpetual Preferred Stock shall be convertible into a number of fully paid and non-assessable common shares upon the occurrence of a conversion triggering event. A conversion triggering event includes the following: (a) if the 6% Convertible Perpetual Preferred Share is called for redemption by us; or, (b) if we are a party to a consolidation, merger, binding share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing price condition is not met at the end of any fiscal quarter, then conversions will not be permitted in the following fiscal quarter.

As of December 31, 2006, the conversion trigger price of $79.27 had been met and the Series I Preferred Stock is convertible into 0.78846 of a share of Simon Property common stock beginning January 2, 2007 through March 30, 2007. During the twelve months ended December 31, 2006, 283,907 shares of Series I Preferred Stock were converted into 222,933 shares of Simon Property common stock.

Series J 8 ⅜% Cumulative Redeemable Preferred Stock. On October 14, 2004, we issued 796,948 shares of Series J 8 ⅜% Cumulative Redeemable Preferred Stock in replacement of an existing series of Chelsea preferred stock in the Chelsea Acquisition. On or after October 15, 2027, the Series J Preferred Stock, in whole or in part, may be redeemed at our option at a price, payable in cash, of $50.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accumulated and unpaid dividends. The Series J Preferred Stock is not convertible or exchangeable for any other property or securities of Simon Property. The Series J Preferred Stock was issued at a premium of $7,553 as of the date of our acquisition of Chelsea.

Series K Variable Rate Redeemable Preferred Stock. To fund the redemption of the Series F Preferred Stock in the fourth quarter of 2006, we issued 8,000,000 shares of Series K Variable Rate Redeemable Preferred Stock for $200.0 million. During the fourth quarter, we repurchased all 8,000,000 shares of this preferred stock at the same price.

Limited Partners' Preferred Interests in the Operating Partnership

The following table summarizes each of the authorized preferred units of the Operating Partnership as of December 31:

	2006	2005
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 3,935,165 and 4,177,028 issued and outstanding	**$196,759**	$208,852
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 850,698 issued and outstanding	**85,070**	85,070
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	**25,537**	25,537
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 261,683 and 1,410,760 issued and outstanding	**7,327**	39,501
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,425,573 issued and outstanding	**42,767**	42,767
	$357,460	$401,727

6% Series I Convertible Perpetual Preferred Units. On October 14, 2004, the Operating Partnership issued 4,753,794 6% Convertible Perpetual Preferred Units in the Chelsea Acquisition. In 2006, unitholders exchanged 230,486 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock. In prior years, 573,466 units were exchanged for an equal number of shares of preferred stock. The Series I Units have terms that are substantially identical to the respective series of Preferred Stock, except that as it relates to the Series I Units, we have the option to satisfy the holder's exchange of Series I Preferred Units for cash or Series I Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.75%/8.00% Cumulative Redeemable Preferred Units. During 2003, in connection with the purchase of additional interest in certain Properties, the Operating Partnership issued 7.75%/8.00% Cumulative Redeemable Preferred Units (the "7.75% Preferred Units") that accrue cumulative dividends at a rate of 7.75% of the liquidation value for the period beginning December 5, 2003 and ending December 31, 2004, 8.00% of the liquidation value for the period beginning January 1, 2005 and ending December 31, 2009, 10.00% of the liquidation value for the period beginning January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. These dividends are payable quarterly in arrears. A unitholder may require the Operating Partnership to repurchase the 7.75% Preferred Units on or after January 1, 2009, or any time the aggregate liquidation value of the outstanding units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the 7.75% Preferred Units on or after January 1, 2011, or earlier upon the occurrence of certain tax triggering events. Our intent is to redeem these units after January 1, 2009, after the occurrence of a tax triggering event. The redemption price is the liquidation value plus accrued and unpaid distributions, payable in cash or interest in one or more properties mutually agreed upon.

7.5% Cumulative Redeemable Preferred Units. The Operating Partnership issued 7.5% Cumulative Redeemable Preferred Units (the "7.5% Preferred Units") in connection with the purchase of additional interest in Kravco. The 7.5% Preferred Units accrue cumulative dividends at a rate of $7.50 annually, which is payable quarterly in arrears. The Operating Partnership may redeem the 7.5% Preferred Units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial unitholder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The 7.5% Preferred Units' redemption price is the liquidation value plus accrued and unpaid distributions, payable either in cash or shares of common stock. In the event of the death of a holder of the 7.5% Preferred Units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the Preferred unitholder may require the Operating Partnership to redeem the 7.5% Preferred Units payable at the option of the Operating Partnership in either cash or shares of common stock.

7.00% Cumulative Convertible Preferred Units. The 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of Simon Property with terms substantially identical to the 7.00% Preferred Units or Units of the Operating Partnership at a ratio of 0.75676 to one provided that the closing stock price of Simon Property's common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock. In 2006, 42 unitholders converted 1,149,077 of the preferred units into common units.

8.00% Cumulative Redeemable Preferred Units. The 8.00% Cumulative Redeemable Preferred Units (the "8.00% Preferred Units") accrue cumulative dividends at a rate of $2.40 annually, which is payable quarterly in arrears. The 8.00% Preferred Units are each paired with one 7.00% Preferred Unit or with the Units into which the 7.00% Preferred Units may be converted. The Operating Partnership may redeem the 8.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in either new preferred units of the Operating Partnership having the same terms as the 8.00% Preferred Units, except that the distribution coupon rate would be reset to a then determined market rate, or in Units. The 8.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into 8.00% Cumulative Redeemable Preferred Stock of Simon Property with terms substantially identical to the 8.00% Preferred Units. In the event of the death of a holder of the 8.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 8.00% Preferred Units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock.

Notes Receivable from Former CPI Stockholders. Notes receivable of $17,261 from former Corporate Property Investors, Inc. ("CPI") stockholders, which result from securities issued under CPI's executive compensation program and were assumed in our merger with CPI, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. We have a stock incentive plan (the "1998 Plan"), which provides for the grant of equity-based awards during a ten-year period, in the form of options to purchase shares ("Options"), stock appreciation rights ("SARs"), restricted stock grants and performance unit awards (collectively, "Awards"). Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and Options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 Plan. Additionally, the partnership agreement requires us to sell shares to the Operating Partnership, at fair value, sufficient to satisfy the exercising of stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

Administration. The 1998 Plan is administered by Simon Property's Compensation Committee (the "Committee"). The Committee, at its sole discretion, determines which eligible individuals may participate and the type, extent and terms of the Awards to be granted to them. In addition, the Committee interprets the 1998 Plan and makes all other determinations deemed advisable for the administration of the 1998 Plan. Options granted to employees ("Employee Options") become exercisable over the period determined by the Committee. The exercise price of an Employee Option may not be less than the fair market value of the shares on the date of grant. Employee Options generally vest over a three-year period and expire ten years from the date of grant. We have not granted Employee Options, except for a series of reload options as part of a prior business combination, since 2001.

Automatic Awards For Eligible Directors. Prior to May 7, 2003, the 1998 Plan provided for automatic grants of Options to directors ("Director Options") of Simon Property who are not also our employees or employees of our affiliates ("Eligible Directors"). Each Eligible Director was automatically granted Director Options to purchase 5,000 shares upon the director's initial election to the Board, and upon each re-election, an additional 3,000 Director Options multiplied by the number of calendar years that had elapsed since such person's last election to the Board. The exercise price of Director Options is equal to the fair market value of the shares on the date of grant. Director Options vest and become exercisable on the first anniversary of the date of grant or in the event of a "Change in Control" as defined in the 1998 Plan. The last year during which Eligible Directors received awards of Director Options was 2002.

Pursuant to an amendment to the 1998 Plan approved by the stockholders effective May 7, 2003, Eligible Directors received annual grants of restricted stock in lieu of Director Options. Each Eligible Director received on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock annually. Thereafter, as of the date of each annual meeting of Simon Property's stockholders, Eligible Directors who were re-elected as directors received a grant of 1,000 shares of restricted stock. In addition, Eligible Directors who served as chairpersons of the standing committees of the Board received an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

Each award of restricted stock issued prior to May 11, 2006 vested in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceased to serve as a director before vesting, the unvested portion of the award terminated. Any unvested portion of a restricted stock award vested if the director died or became disabled while in office or has served a minimum of five annual terms as a director, but only if the Compensation Committee or full Board determines that such vesting is appropriate. The restricted stock also vested in the event of a "Change in Control."

Pursuant to an amendment to the 1998 plan approved by the stockholders effective May 11, 2006, each Eligible Director will receive on the first day of the first calendar month following his or her initial election as a director, an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of the Company's stockholders, Eligible Directors who are re-elected as directors will receive an award of restricted stock having a value of $82,500. In addition, Eligible Directors who serve as chairpersons of the standing committees of the Board of Directors (excluding the Executive Committee) will receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Director will also receive an annual restricted stock award having a value of $12,500. The restricted stock will vest in full after one year.

Once vested, the delivery of any shares with respect to a restricted stock award (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The Eligible Directors may vote and are entitled to receive dividends on the shares underlying the restricted stock awards; however, any dividends on the shares underlying restricted stock awards must be reinvested in shares and held in the Director Deferred Compensation Plan until the shares underlying a restricted stock award are delivered to the former director.

In addition to automatic awards, Eligible Directors may be granted discretionary awards under the 1998 Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Restricted Stock. The 1998 Plan also provides for shares of restricted common stock of Simon Property to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the Compensation Committee related to the most recent year's performance (the "Restricted Stock Program"). Restricted Stock Program grants vest annually over a four-year period (25% each year) beginning on January 1 of the year following the year in which the restricted stock award is granted. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2006 a total of 4,238,812 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2006	2005	2004
Restricted stock shares awarded during the year, net of forfeitures	**415,098**	400,541	365,602
Weighted average grant price of shares granted during the year	**$ 84.33**	$ 61.01	$ 56.86
Amortization expense for all awards vesting during the year	**$23,369**	$14,320	$11,935

The weighted average life of our outstanding options as of December 31, 2006 is 3.6 years. Information relating to Director Options and Employee Options from December 31, 2003 through December 31, 2006 is as follows:

	Director Options		Employee Options	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2003	92,360	$ 27.48	1,852,033	$ 26.16
Granted and other [(1)]	—	N/A	263,884	49.79
Exercised	(28,070)	29.13	(364,873)	27.05
Forfeited	—	N/A	(55,018)	24.15
Shares under option at December 31, 2004	64,290	$ 26.75	1,696,026	$ 29.71
Granted	—	N/A	18,000	61.48
Exercised	(22,860)	25.25	(183,604)	27.20
Forfeited	(3,930)	25.51	(2,500)	25.54
Shares under option at December 31, 2005	37,500	$ 27.80	1,527,922	$ 30.39
Granted	**—**	**N/A**	**70,000**	**90.87**
Exercised	**(18,000)**	**27.68**	**(396,659)**	**36.02**
Forfeited	**(3,000)**	**24.25**	**(3,000)**	**24.47**
Shares under option at December 31, 2006	**16,500**	**$ 28.57**	**1,198,263**	**$ 32.07**

(1) Principally Chelsea options issued to certain employees as part of acquisition consideration.

Director Options:	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$22.26 – $33.68	16,500	3.07	$28.57	16,500	$28.57
Total	16,500		$28.57	16,500	$28.57

Employee Options: Range of Exercise Prices	Outstanding Options	Outstanding Weighted Average Remaining Contractual Life in Years	Outstanding Weighted Average Exercise Price Per Share	Exercisable Options	Exercisable Weighted Average Exercise Price Per Share
$22.36 – $30.38	989,539	3.35	$25.24	989,539	$25.24
$30.39 – $46.97	59,749	7.10	$46.97	59,749	$46.97
$46.98 – $63.51	78,975	5.24	$54.27	78,975	$54.27
$63.52 – $90.87	70,000	1.72	$90.87	—	N/A
Total	1,198,263		$32.07	1,128,263	$28.42

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon Property's common stock at that time. At December 31, 2006, we had reserved 79,592,963 shares of common stock for possible issuance upon the exchange of Units, options, Class B and C common stock and certain convertible preferred stock.

11. COMMITMENTS AND CONTINGENCIES

Litigation

On November 15, 2004, the Attorneys General of Massachusetts, New Hampshire and Connecticut filed complaints in their respective state Superior Courts against us and our affiliate, SPGGC, Inc., alleging that the sale of co-branded, bank-issued gift cards sold in certain of its Portfolio Properties violated gift certificate statutes and consumer protection laws in those states. Each of these suits seeks injunctive relief, unspecified civil penalties and disgorgement of any fees determined to be improperly charged to consumers. We filed our own actions for declaratory judgment actions in Federal district courts in each of the three states.

With respect to the New Hampshire litigation, on August 1, 2006, the Federal district court in New Hampshire granted our motion for summary judgment and held that the gift card program that has been in existence since September 1, 2005 is a banking product and state law regulation is preempted by Federal banking laws. However, the Attorney General's appeal of this judgment in our favor in Federal district court in New Hampshire is pending. In February 2007, we entered into a voluntary, no-fault settlement agreement regarding the elements of the New Hampshire action which related to the program that existed before September 1, 2005. This settlement did not have a significant impact on the results of our operations.

In addition, we are a defendant in three other proceedings relating to the gift card program. Each of the three proceedings has been brought as a purported class action and alleges violation of state consumer protection laws, state abandoned property and contract laws or state statutes regarding gift certificates or gift cards and seeks a variety of remedies including unspecified damages and injunctive relief.

We believe that we have viable defenses under both state and federal laws to the above pending gift card actions. Although it is not possible to provide any assurance of the ultimate outcome of any of these pending actions, management does not believe that an adverse outcome would have a material adverse effect on our financial position, results of operations or cash flow.

As previously disclosed, we were a defendant in a suit brought against us by a partner in a partnership in which we previously held ownership in, Mall of America Associates (MOAA). Effective November 2, 2006, all parties agreed to settle the lawsuit and all claims with no settlement payment due by either party. Prior to that date we were a beneficial interest holder in the operations of MOAA which entitled us the right to receive cash flow distributions and capital transaction proceeds, or approximately a 25% interest in the underlying mall operations. Concurrently with the settlement of the litigation, the Simon family partner in MOAA sold its interest in MOAA and we received $102.2 million of capital transaction proceeds related to this transaction, terminating our beneficial interests, and resulting in a gain of $86.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

We are involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such routine litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2006, a total of 32 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2007 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

	For the year ended December 31,		
	2006	2005	2004
Ground lease expense	**$29,301**	$25,584	$20,689

Future minimum lease payments due under such ground leases for years ending December 31, excluding applicable extension options, are as follows:

2007	$ 16,790
2008	17,036
2009	16,963
2010	16,746
2011	16,721
Thereafter	705,710
	$789,966

Insurance

We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on our Properties. Rosewood Indemnity, Ltd, a wholly-owned subsidiary of our management company, has agreed to indemnify our general liability carrier for a specific layer of losses. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through Rosewood Indemnity, Ltd. also provides initial coverage for property insurance and certain windstorm risks at the Properties located in Florida.

The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, since the President signed into law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. We have purchased terrorism insurance covering all Properties. The program provides limits up to $1 billion per occurrence for Certified (Foreign) acts of terrorism and $500 million per occurrence for Non-Certified (Domestic) acts of terrorism. The coverage is written on an "all risk" policy form that eliminates the policy aggregates associated with our previous terrorism policies. In December of 2005, the President signed into law the Terrorism Risk Insurance Extension Act (TRIEA) of 2005, thereby extending the federal terrorism insurance backstop through 2007. TRIEA narrows terms and conditions afforded by TRIA for 2006 and 2007 by: 1) excluding lines of coverage for commercial automobile, surety, burglary and theft, farm owners' multi-peril and professional liability; 2) raising the certifiable event trigger mechanism from $5 million to $50 million in 2006 and $100 million in 2007; and, 3) increasing the deductibles and co-pays assigned to insurance companies.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture, and is typically secured by the joint venture Property, which is non-recourse to us. As of December 31, 2006, we have loan guarantees and other guarantee obligations of $43.6 million and $19.0 million, respectively, to support our total $3.5 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet centers and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 474 of the approximately 1,000 anchor stores in the Properties as of December 31, 2006. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

Limited Life Partnerships

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We have certain transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of certain joint venture arrangements. However, SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2006 and 2005, the estimated settlement value of these non-controlling interests was approximately $175 million and $145 million, respectively.

12. RELATED PARTY TRANSACTIONS

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc. ("MSA"), a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the year ended December 31,		
	2006	2005	2004
Amounts charged to unconsolidated joint ventures	**$62,879**	$58,450	$59,500
Amounts charged to properties owned by related parties	**9,494**	9,465	9,694

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of Accounting Principles Board ("APB") Opinion No. 29." SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless: (a) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits; or (b) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revises SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." This Statement requires that a public entity measure the cost of equity-based service awards based on the grant date fair value of the award. All share-based payments to employees, including grants of employee stock options, are required to be recognized in the income statement based on their fair value. SFAS No. 123(R) is effective as of the beginning of the first annual reporting period after June 15, 2005. Other than the reclassification of the unamortized portion of our restricted stock awards to capital in excess of par in the consolidated balance sheets, the adoption of this Statement did not have a material impact on our financial position or results of operations. We began expensing the vested portion of stock option awards to the recipients in the consolidated statements of operations in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This Statement requires voluntary changes in accounting to be accounted for retrospectively and all prior periods to be restated as if the newly adopted policy had always been used, unless it is impracticable. APB Opinion No. 20 previously required most voluntary changes in accounting to be recognized by including the cumulative effect of the change in accounting in net income in the period of change. This Statement also requires a change in method of depreciation, amortization or depletion for a long-lived asset be accounted for as a change in estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this Statement did not have a material impact on our financial position or results of operations.

In June 2005, the FASB ratified its consensus in EITF Issue 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-05). The effective date for Issue 04-05 is June 29, 2005 for all new or modified partnerships and January 1, 2006 for all other partnerships for the applicable provisions. The adoption of the provisions of EITF 04-05 did not have a material impact on our financial position or results of operations.

In June 2005, the FASB ratified its consensus in EITF 05-06, "Determining the Amortization Period of Leasehold Improvements" (Issue 05-06). The effective date for Issue 05-06 is June 29, 2005. The adoption of the provisions of EITF 05-06 did not have a material impact on our financial position or results of operations.

During 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143, Asset Retirement Obligations" ("FIN 47"). FIN 47 provides clarification of the term "conditional asset retirement obligation" as used in SFAS 143, defined as a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within our control. Under this standard, we must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 became effective for our year ended December 31, 2005. The adoption of FIN 47 did not have a material adverse effect on our consolidated financial statements. Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 becomes effective on January 1, 2007. We do not expect FIN 48 will have a material impact on our financial position or results of operations.

In September 2006, the FASB issued FASB No. 157, "Fair Value Measurements". SFAS 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by GAAP; it does not create or modify any current GAAP requirements to apply fair value accounting. The Standard provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 prescribes various disclosures about financial statement categories and amounts which are measured at fair value, if such disclosures are not already specified elsewhere in GAAP. The new measurement and disclosure requirements of SFAS 157 are effective for us in the first quarter of 2008. We do not expect the adoption of SFAS 157 will have a significant impact on our results of operations or financial position.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly 2006 and 2005 data is summarized in the table below and, as disclosed in Note 3, the amounts have been reclassified from previously disclosed amounts due to presentation of the classification of the Limited Partners' interest in the Operating Partnership and the preferred distributions of the Operating Partnership.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Total revenue	$ 787,649	$ 798,738	$ 818,736	$ 927,031
Operating income	299,204	310,049	321,324	389,652
Income from continuing operations	122,461	101,282	112,950	226,750
Net income available to common stockholders	104,017	82,868	94,592	204,668
Income from continuing operations per share — Basic	$ 0.47	$ 0.37	$ 0.43	$ 0.93
Net income per share — Basic	$ 0.47	$ 0.37	$ 0.43	$ 0.93
Income from continuing operations per share — Diluted	$ 0.47	$ 0.37	$ 0.43	$ 0.92
Net income per share — Diluted	$ 0.47	$ 0.37	$ 0.43	$ 0.92
Weighted average shares outstanding	220,580,464	220,990,425	221,198,011	221,317,474
Diluted weighted average shares outstanding	221,553,566	221,875,643	222,069,615	222,185,308
2005				
Total revenue	$ 741,969	$ 752,082	$ 783,012	$ 889,790
Operating income	269,595	288,824	298,837	348,167
Income from continuing operations	72,912	78,936	84,677	116,882
Net income available to common stockholders	57,067	154,811	74,358	115,659
Income from continuing operations per share — Basic	$ 0.25	$ 0.27	$ 0.30	$ 0.45
Net income per share — Basic	$ 0.26	$ 0.70	$ 0.34	$ 0.53
Income from continuing operations per share — Diluted	$ 0.25	$ 0.27	$ 0.30	$ 0.44
Net income per share — Diluted	$ 0.26	$ 0.70	$ 0.34	$ 0.52
Weighted average shares outstanding	220,386,301	220,227,523	220,558,724	219,861,205
Diluted weighted average shares outstanding	221,281,321	221,110,797	221,491,013	220,784,422

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

15. SUBSEQUENT EVENT—ACQUISITION OF THE MILLS CORPORATION

On February 16, 2007, SPG-FCM Ventures, LLC ("SPG-FCM") a newly formed joint venture owned 50% by an entity owned by Simon Property and 50% by funds managed by Farallon Capital Management, L.L.C. ("Farallon") entered into a definitive merger agreement with The Mills Corporation ("Mills") pursuant to which SPG-FCM will acquire Mills for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock of Mills and common units of The Mills Limited Partnership ("Mills LP") not owned by Mills, and approximately $7.3 billion, including assumed debt and preferred stock.

The acquisition will be completed through a cash tender offer at $25.25 per share for all outstanding shares of Mills common stock, which is expected to conclude in late March or early April 2007. If successful, the tender offer will be followed by a merger in which all shares not acquired in the offer will be converted into the right to receive the offer price. Completion of the tender offer is subject to the receipt of valid tenders of sufficient shares to result in ownership of a majority of Mills' fully diluted common shares and the satisfaction of other customary conditions. Mills LP common unitholders will receive $25.25 per unit in cash, subject to certain qualified unitholders having the option to exchange their units for limited partnership units of the Operating Partnership based upon a fixed exchange ratio of 0.211 Operating Partnership units for each unit of Mills LP.

In connection with the proposed transaction, we made a loan to Mills on February 16, 2007 to permit it to repay a loan facility provided by a previous bidder for Mills. The $1.188 billion loan to Mills carries a rate of LIBOR plus 270 basis points. The loan facility also permits Mills to borrow an additional $365 million on a revolving basis for working capital requirements and general corporate purposes. Simon Property or an affiliate of Mills will serve as the manager for all or a portion of the 38 properties that SPG-FCM will acquire an interest in following the completion of the tender offer.

We will be required to provide at least 50% of the funds necessary to complete the tender offer. We have and intend to obtain all funds necessary to fulfill our equity requirement for SPG-FCM, as well as any funds that we have or will provide in the form of loans to Mills, from available cash and our Credit Facility.

PROPERTIES at December 31, 2006

U.S. REGIONAL MALLS

Alaska
Anchorage 5th Avenue Mall[M], Anchorage

Arkansas
McCain Mall, N. Little Rock
University Mall, Little Rock

California
Brea Mall, Brea (Los Angeles)
Coddingtown Mall, Santa Rosa
Fashion Valley, San Diego
Laguna Hills Mall, Laguna Hills (Los Angeles)
Santa Rosa Plaza, Santa Rosa
Shops at Mission Viejo, The, Mission Viejo (Los Angeles)
Stanford Shopping Center, Palo Alto (San Francisco)
Westminster Mall, Westminster (Los Angeles)

Colorado
Mesa Mall, Grand Junction
Town Center at Aurora, Aurora (Denver)

Connecticut
Crystal Mall, Waterford

Florida
Aventura Mall, N. Miami Beach
Avenues, The, Jacksonville
Boynton Beach Mall, Boynton Beach (Miami-Fort Lauderdale)
Coconut Point, Estero (Cape Coral-Fort Myers)
Coral Square, Coral Springs (Miami-Fort Lauderdale)
Cordova Mall, Pensacola
Crystal River Mall, Crystal River
Dadeland Mall, Miami
DeSoto Square, Bradenton (Sarasota-Bradenton)
Edison Mall, Fort Myers
Florida Mall, The, Orlando
Galleria at Fort Lauderdale[KS], [M], Fort Lauderdale
Gulf View Square, Port Richey (Tampa-St. Pete)
Indian River Mall, Vero Beach
Lake Square Mall, Leesburg (Orlando)
Melbourne Square, Melbourne
Miami International Mall, Miami
Orange Park Mall, Orange Park (Jacksonville)
Paddock Mall, Ocala
Palm Beach Mall, West Palm Beach (Miami-Fort Lauderdale)
Port Charlotte Town Center, Port Charlotte (Punta Gorda)
Seminole Towne Center, Sanford (Orlando)
Shops at Sunset Place, The, S. Miami
St. Johns Town Center, Jacksonville
Town Center at Boca Raton, Boca Raton (Miami-Fort Lauderdale)
Treasure Coast Square, Jensen Beach
Tyrone Square, St. Petersburg (Tampa-St. Pete)
University Mall, Pensacola

Georgia
Gwinnett Place, Duluth (Atlanta)
Lenox Square, Atlanta
Mall of Georgia, Buford (Atlanta)
Northlake Mall, Atlanta
Phipps Plaza, Atlanta
Town Center at Cobb, Kennesaw (Atlanta)

Illinois
Alton Square, Alton (St. Louis)
Lincolnwood Town Center, Lincolnwood (Chicago)
Northfield Square Mall, Bourbonnais
Northwoods Mall, Peoria
Orland Square, Orland Park (Chicago)
River Oaks Center, Calumet City (Chicago)
SouthPark Mall, Moline (Davenport, IA-Moline)
White Oaks Mall, Springfield

Indiana
Castleton Square, Indianapolis
Circle Centre, Indianapolis
College Mall, Bloomington
Eastland Mall, Evansville
Fashion Mall at Keystone, The, Indianapolis
Greenwood Park Mall, Greenwood (Indianapolis)
Lafayette Square, Indianapolis
Markland Mall, Kokomo
Muncie Mall, Muncie
Tippecanoe Mall, Lafayette
University Park Mall, Mishawaka (South Bend)
Washington Square, Indianapolis

Iowa
Lindale Mall, Cedar Rapids
NorthPark Mall, Davenport
Southern Hills Mall, Sioux City
SouthRidge Mall, Des Moines

Kansas
Towne East Square, Wichita
Towne West Square, Wichita
West Ridge Mall, Topeka

Louisiana
Prien Lake Mall, Lake Charles

Maine
Bangor Mall, Bangor

Maryland
Bowie Town Center, Bowie (Washington, D.C.)
St. Charles Towne Center, Waldorf (Washington, D.C.)

Massachusetts
Arsenal Mall, Watertown (Boston)
Atrium Mall, Chestnut Hill (Boston)
Auburn Mall, Auburn (Worcester)
Burlington Mall, Burlington (Boston)
Cape Cod Mall, Hyannis
Copley Place, Boston
Emerald Square, North Attleboro (Providence, RI-New Bedford)
Greendale Mall, Worcester
Liberty Tree Mall, Danvers (Boston)
Mall at Chestnut Hill, The, Chestnut Hill (Boston)
Northshore Mall, Peabody (Boston)
Solomon Pond Mall, Marlborough (Boston)
South Shore Plaza, Braintree (Boston)
Square One Mall, Saugus (Boston)

Minnesota
Maplewood Mall, St. Paul (Minneapolis)
Miller Hill Mall, Duluth

Missouri
Battlefield Mall, Springfield
Independence Center, Independence (Kansas City)

Nebraska
Crossroads Mall, Omaha

Nevada
Forum Shops at Caesars, The, Las Vegas

New Hampshire
Mall at Rockingham Park, The, Salem (Boston)
Mall of New Hampshire, The, Manchester
Pheasant Lane Mall, Nashua (Manchester)

New Jersey
Brunswick Square, East Brunswick (New York)
Hamilton Mall[KS], [M], Mays Landing
Livingston Mall, Livingston (New York)
Menlo Park Mall, Edison (New York)
Newport Centre[M], Jersey City (New York)
Ocean County Mall, Toms River (New York)
Quaker Bridge Mall, Lawrenceville (Trenton)
Rockaway Townsquare, Rockaway (New York)

New Mexico
Cottonwood Mall, Albuquerque

New York
Chautauqua Mall, Lakewood (Jamestown)
Jefferson Valley Mall, Yorktown Heights (New York)
Mall at the Source, The, Westbury (New York)
Nanuet Mall, Nanuet (New York)
Roosevelt Field, Garden City (New York)
Smith Haven Mall, Lake Grove (New York)
Walt Whitman Mall, Huntington Station (New York)
Westchester, The, White Plains (New York)

North Carolina
SouthPark, Charlotte

Ohio
Great Lakes Mall, Mentor (Cleveland)
Lima Mall, Lima
Richmond Town Square, Richmond Heights (Cleveland)
Southern Park Mall, Youngstown
Summit Mall, Akron
Upper Valley Mall, Springfield

Oklahoma
Penn Square Mall, Oklahoma City
Woodland Hills Mall, Tulsa

Pennsylvania
Century III Mall, West Mifflin (Pittsburgh)
Granite Run Mall, Media (Philadelphia)
Pavilion at King of Prussia, The[KS], [M], King of Prussia (Philadelphia)
King of Prussia Mall, King of Prussia (Philadelphia)
Lehigh Valley Mall, Whitehall (Allentown-Bethlehem)

PROPERTIES, CONTINUED at December 31, 2006

Montgomery Mall, North Wales (Philadelphia)
Oxford Valley Mall, Langhorne (Philadelphia)
Ross Park Mall, Pittsburgh
South Hills Village, Pittsburgh
Springfield Mall, Springfield (Philadelphia)

Puerto Rico
Plaza Carolina, Carolina (San Juan)

South Carolina
Anderson Mall, Anderson
Haywood Mall, Greenville

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Tennessee
Knoxville Center, Knoxville
Oak Court Mall, Memphis
Raleigh Springs Mall, Memphis
West Town Mall, Knoxville
Wolfchase Galleria, Memphis

Texas
Barton Creek Square, Austin
Broadway Square, Tyler
Cielo Vista Mall, El Paso
Firewheel Town Center, Garland (Dallas-Fort Worth)
Galleria, The, Houston
Highland Mall, Austin
Ingram Park Mall, San Antonio
Irving Mall, Irving (Dallas-Fort Worth)
La Plaza Mall, McAllen
Lakeline Mall, Cedar Park (Austin)
Longview Mall, Longview
Midland Park Mall, Midland
Midway Mall[M], Sherman
North East Mall, Hurst (Dallas-Fort Worth)
Richardson Square, Richardson (Dallas-Fort Worth)
Rolling Oaks Mall, San Antonio
Sunland Park Mall, El Paso
Valle Vista Mall, Harlingen

Virginia
Apple Blossom Mall, Winchester
Charlottesville Fashion Square, Charlottesville
Chesapeake Square, Chesapeake (Virginia Beach-Norfolk)
Fashion Centre at Pentagon City, The, Arlington (Washington, D.C.)
Valley Mall, Harrisonburg
Virginia Center Commons, Glen Allen (Richmond)

Washington
Columbia Center, Kennewick
Northgate Mall, Seattle
Tacoma Mall, Tacoma (Seattle)

Wisconsin
Bay Park Square, Green Bay
Forest Mall, Fond Du Lac

U.S. PREMIUM OUTLET CENTERS

California
Camarillo Premium Outlets, Camarillo
Carlsbad Premium Outlets, Carlsbad (San Diego)
Desert Hills Premium Outlets, Cabazon (Riverside)
Folsom Premium Outlets, Folsom (Sacramento)
Gilroy Premium Outlets, Gilroy (San Jose)
Napa Premium Outlets, Napa
Petaluma Village Premium Outlets, Petaluma (Santa Rosa)
Vacaville Premium Outlets, Vacaville

Connecticut
Clinton Crossing Premium Outlets, Clinton (Hartford)

Florida
Orlando Premium Outlets, Orlando
St. Augustine Premium Outlets, St. Augustine (Jacksonsville)

Georgia
North Georgia Premium Outlets, Dawsonville (Atlanta)

Hawaii
Waikele Premium Outlets, Waipahu (Honolulu)

Illinois
Chicago Premium Outlets, Aurora (Chicago)

Indiana
Edinburgh Premium Outlets, Edinburgh (Columbus)
Lighthouse Place Premium Outlets, Michigan City

Maine
Kittery Premium Outlets, Kittery (Portland)

Massachusetts
Wrentham Village Premium Outlets, Wrentham (Boston)

Minnesota
Albertville Premium Outlets, Albertville (Minneapolis)

Missouri
Osage Beach Premium Outlets, Osage Beach

New Jersey
Jackson Premium Outlets, Jackson (New York)
Liberty Village Premium Outlets, Flemington (New York)

Nevada
Las Vegas Outlet Center, Las Vegas
Las Vegas Premium Outlets, Las Vegas

New York
Waterloo Premium Outlets, Waterloo
Woodbury Common Premium Outlets, Central Valley

North Carolina
Carolina Premium Outlets, Smithfield (Raleigh)

Ohio
Aurora Farms Premium Outlets, Aurora (Akron)

Oregon
Columbia Gorge Premium Outlets, Troutdale (Portland)

Pennsylvania
Crossings Premium Outlets, The, Tannersville

Texas
Allen Premium Outlets, Allen (Dallas-Fort Worth)
Rio Grande Valley Premium Outlets, Mercedes (McAllen)
Round Rock Premium Outlets, Round Rock (Austin)

Virginia
Leesburg Corner Premium Outlets, Leesburg (Washington D.C.)

Washington
Seattle Premium Outlets, Tulalip (Seattle)

Wisconsin
Johnson Creek Premium Outlets, Johnson Creek

U.S. COMMUNITY/ LIFESTYLE CENTERS

Connecticut
Plaza at Buckland Hills, The, Manchester (Hartford)

Florida
Gaitway Plaza, Ocala
Highland Lakes Center, Orlando
Indian River Commons, Vero Beach
Royal Eagle Plaza, Coral Springs (Miami-Fort Lauderdale)
Terrace at the Florida Mall, Orlando
Waterford Lakes Town Center, Orlando
West Town Corners, Altamonte Springs (Orlando)
Westland Park Plaza, Orange Park (Jacksonville)

Georgia
Mall of Georgia Crossing, Buford (Atlanta)

Illinois
Bloomingdale Court, Bloomingdale (Chicago)
Countryside Plaza, Countryside (Chicago)
Crystal Court, Crystal Lake (Chicago)
Forest Plaza, Rockford
Lake Plaza, Waukegan (Chicago)
Lake View Plaza, Orland Park (Chicago)
Lincoln Crossing, O'Fallon (St. Louis)
Matteson Plaza, Matteson (Chicago)
North Ridge Plaza, Joliet (Chicago)
White Oaks Plaza, Springfield
Willow Knolls Court, Peoria

Indiana
Brightwood Plaza, Indianapolis
Clay Terrace, Carmel (Indianapolis)
Eastland Convenience Center, Evansville
Greenwood Plus, Greenwood (Indianapolis)
Griffith Park Plaza, Griffith (Chicago)
Keystone Shoppes, Indianapolis

Markland Plaza, Kokomo
Muncie Plaza, Muncie
New Castle Plaza, New Castle
Northwood Plaza, Fort Wayne
Teal Plaza, Lafayette
Tippecanoe Plaza, Lafayette
University Center, Mishawaka (South Bend)
Village Park Plaza, Carmel (Indianapolis)
Washington Plaza, Indianapolis

Kansas
West Ridge Plaza, Topeka

Kentucky
Park Plaza, Hopkinsville

Maryland
St. Charles Towne Plaza, Waldorf (Washington, D.C.)

Mississippi
Ridgewood Court, Jackson

Missouri
Regency Plaza, St. Charles (St. Louis)

New Jersey
Newport Crossing[M], Jersey City (New York)
Newport Plaza[M], Jersey City (New York)
Rockaway Convenience Center, Rockaway (New York)
Rockaway Plaza, Rockaway (New York)

New York
Cobblestone Court, Victor (Rochester)

North Carolina
Dare Centre, Kill Devil Hills
MacGregor Village, Cary (Raleigh)
North Ridge Shopping Center, Raleigh

Ohio
Boardman Plaza, Youngstown
Great Lakes Plaza, Mentor (Cleveland)
Lima Center, Lima

Oklahoma
Eastland Plaza, Tulsa

Pennsylvania
Bond Shopping Center[KS], [M], Upper Darby (Philadelphia)
DeKalb Plaza, King of Prussia (Philadelphia)
Henderson Square, King of Prussia (Philadelphia)
Huntingdon Pike[KS], [M], Abington (Philadelphia)
Huntingdon Valley Shopping Center[KS, M], Abington (Philadelphia)
Lincoln Plaza, King of Prussia (Philadelphia)
Whitehall Mall, Whitehall

South Carolina
Charles Towne Square, Charleston

South Dakota
Empire East, Sioux Falls

Tennessee
Knoxville Commons, Knoxville

Texas
Arboretum at Great Hills, Austin
Celina Plaza, El Paso
Gateway Shopping Centers, Austin
Ingram Plaza, San Antonio
Lakeline Plaza, Cedar Park (Austin)
Shops at Arbor Walk, The, Austin
Shops at North East Mall, The, Hurst (Dallas-Fort Worth)
Wolf Ranch Town Center, Georgetown (Austin)

Virginia
Chesapeake Center, Chesapeake (Virginia Beach-Norfolk)
Fairfax Court, Fairfax (Washington, D.C.)
Martinsville Plaza, Martinsville

OTHER

Alabama
Factory Stores of America, Boaz

Florida
Factory Stores of America, Graceville

Indiana
Claypool Court[M], Indianapolis

Iowa
Factory Stores of America, Story City

Kentucky
Factory Stores of America, Georgetown (Lexington)

Missouri
Factory Merchants Branson, Branson
Shoppes at Branson Meadows, The, Branson
Factory Stores of America, Lebanon

Nebraska
Factory Stores of America, Nebraska City

Pennsylvania
Atrium Office Building, The[KS], [M], King of Prussia (Philadelphia)

Tennessee
Crossville Outlet Center, Crossville

Washington
Factory Stores at North Bend, North Bend (Seattle)

INTERNATIONAL PROPERTIES

France
Bay 2, Torcy (Paris)
Bay 1, Torcy (Paris)
Bel'Est, Bagnolet (Paris)
Villabé A6, Villabé (Paris)
Wasquehal, Wasquehal (Lille)

Italy
Ancona
Bergamo
Bussolengo (Verona)
Casalbertone (Roma)
Casamassima (Bari)
Centro Azuni (Sassari)
Cepagatti (Pescara)
Cesano Boscone (Milano)
Collatina (Roma)
Concesio (Brescia)
Cuneo (Torino)
Fano (Pesaro)
Giugliano (Napoli)
Grottammare (Ascoli Piceno)
La Rena (Catania)
Marconi (Cagliari)
Mazzano (Brescia)
Merate (Lecco)
Mesagne (Brindisi)
Mestre (Venezia)
Misterbianco (Catania)
Modugno (Bari)
Mugnano (Napoli)
Nerviano (Milano)
Olbia
Padova
Palermo
Pescara
Pompei (Napoli)
Porto Sant'Elpidio (Ascoli Piceno)
Predda Niedda (Sassari)
Rescaldina (Milano)
Rivoli (Torino)
San Rocco al Porto (Piacenza)
Santa Gilla (Cagliari)
Senigallia (Ancona)
Taranto
Torino
Venaria (Torino)
Vicenza
Vimodrone (Milano)

Poland
Arena Shopping Center, Gliwice
Arkadia Shopping Center, Warsaw
Borek Shopping Center, Wroclaw
Dabrowka Shopping Center, Katowice
Turzyn Shopping Center, Szczecin
Wilenska Station Shopping Center, Warsaw
Zakopianka Shopping Center, Krakow

Japan
Gotemba Premium Outlets, Gotemba (Tokyo)
Rinku Premium Outlets, Izumisano (Osaka)
Sano Premium Outlets, Sano (Tokyo)
Toki Premium Outlets, Toki (Nagoya)
Tosu Premium Outlets, Tosu (Fukuoka)

Mexico
Premium Outlets Punta Norte, Mexico City

KS Kravco Simon Assets
M Managed Only

BOARD OF DIRECTORS

BIRCH BAYH

Partner in the Washington, D.C. law firm of Venable LLP (or its predecessor) since 2001. Mr. Bayh was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP from 1998 to 2001 and served as a United States Senator from Indiana from 1963 to 1981. Director since 1993. Age 79

MELVYN E. BERGSTEIN

Chairman of Diamond Management & Technology Consultants, Inc. (or its predecessor) since 1994 and Chief Executive Officer from 1994 to 2006. Prior to co-founding Diamond, Mr. Bergstein served in several capacities throughout a 22-year career with Arthur Andersen LLP's consulting division. Director since 2001. Age 65

LINDA WALKER BYNOE

President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as a Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation and Prudential Retail Mutual Funds. Director since 2003. Age 54

KAREN N. HORN, PH.D.

Senior Managing Director of Brock Capital Group since 2003. Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn serves as a director of Eli Lilly and Company, Fannie Mae and T. Rowe Price Mutual Funds. She is also Vice Chairman of The U.S. Russia Investment Fund, a presidential appointment, and a member of the Executive Committee of the National Bureau of Economic Research. Director since 2004. Age 63

REUBEN S. LEIBOWITZ

Managing Director of JEN Partners and Advisor to Warburg Pincus, both private equity firms, since 2005. Mr. Leibowitz was Managing Director of Warburg Pincus from 1984 to 2005. He was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by the Company in 2004. Director since 2005. Age 59

FREDRICK W. PETRI

Partner of Petrone, Petri & Company, a real estate investment firm Mr. Petri founded in 1993, and President and an officer of Housing Capital Company since its formation in 1994. Prior to that, Mr. Petri was an Executive Vice President of Wells Fargo Bank, where for over 20 years he held various real estate positions. Director since 1996. Age 60

DAVID SIMON

Chief Executive Officer of Simon Property Group, Inc. since 1995. Mr. Simon was President of the Company from 1993 to 1996 and Executive Vice President of Melvin Simon & Associates, Inc. ("MSA"), the predecessor company, from 1990 to 1993. Prior to joining Simon, he was Vice President of Wasserstein Perella & Company from 1988 to 1990. Director since 1993. Age 45

HERBERT SIMON

Co-Chairman of the Board of Directors of Simon Property Group, Inc. since 1995. Mr. Simon was Chief Executive Officer of the Company from 1993 to 1995. Mr. Simon also serves on the Board of Governors for the National Basketball Association and as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Melvin Simon. Director since 1993. Age 72

MELVIN SIMON

Co-Chairman of the Board of Directors of Simon Property Group, Inc. since 1995. Mr. Simon was Chairman of the Board of the Company from 1993 to 1995. Mr. Simon also serves as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Herbert Simon. Director since 1993. Age 80

J. ALBERT SMITH, JR.
President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA, from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. Director since 1993. Age 66

RICHARD S. SOKOLOV
President and Chief Operating Officer of Simon Property Group, Inc. since 1996. Mr. Sokolov was President and Chief Executive Officer of DeBartolo Realty Corporation from 1994 to 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Director since 1996. Age 57

PIETER S. VAN DEN BERG
Advisor to the Board of Managing Directors of PGGM, the pension fund of the healthcare and social work sector in the Netherlands from 1999 to 2006. Mr. van den Berg was Director of Controlling of PGGM from 1991 to 1999. Director since 1998. Age 61

M. DENISE DEBARTOLO YORK
Chairman of The DeBartolo Corporation, owner of the San Francisco 49ers. Ms. York was Chairman of The Edward J. DeBartolo Corporation from 1994 to 2001, also serving in other executive capacities. Director since 1996. Age 56

DAVID BLOOM
Advisory Director of the Company and Chairman of Chelsea Property Group (Chelsea), a division of Simon, where he had served as Chairman of the Board of Directors since 1993 and Chief Executive Officer from 1993 to 2006. Prior to founding Chelsea in 1985, Mr. Bloom was an equity analyst with The First Boston Corporation in New York. Advisory Director since 2004. Age 50

HANS C. MAUTNER
Advisory Director and President – International Division of the Company since 2003 and Chairman of Simon Global Limited. Chairman of Simon Ivanhoe BV/SARL and Chairman of Gallerie Commerciali Italia S.p.A. Mr. Mautner was Vice Chairman of the Board of Directors of Simon Property Group, Inc. from 1998 to 2003; Chairman of the Board of Directors and Chief Executive Officer of Corporate Property Investors (CPI) from 1989 to 1998, also serving in other capacities; and a General Partner of Lazard Freres. Advisory Director since 2003. Age 69

Audit Committee:
J. Albert Smith, Jr., Chairman, Reuben S. Leibowitz, Fredrick W. Petri, Pieter S. van den Berg

Compensation Committee:
Melvyn E. Bergstein, Chairman, Linda Walker Bynoe, Karen N. Horn, Reuben S. Leibowitz, Fredrick W. Petri

Executive Committee:
Melvin Simon, Chairman, David Simon, Herbert Simon, Richard S. Sokolov

Governance Committee:
Karen N. Horn, Chairman, Birch Bayh, Linda Walker Bynoe, J. Albert Smith, Jr.

Nominating Committee:
Birch Bayh, Chairman, Melvyn E. Bergstein, J. Albert Smith, Jr., M. Denise DeBartolo York

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

Melvin Simon
Co-Chairman

Herbert Simon
Co-Chairman

David Simon
Director and Chief Executive Officer

Richard S. Sokolov
Director, President and Chief Operating Officer

Stephen E. Sterrett
Executive Vice President and Chief Financial Officer

James M. Barkley
Secretary and General Counsel

Andrew Juster
Senior Vice President and Treasurer

John Dahl
Senior Vice President and Chief Accounting Officer

Regional Malls

John Rulli
Executive Vice President and
Chief Operating Officer – Operating Properties

Gary Lewis
Senior Executive Vice President
and President – Leasing

J. Scott Mumphrey
Executive Vice President
and President – Simon Management Group

Stewart A. Stockdale
Chief Marketing Officer
and President – Simon Brand Ventures

Vicki Hanor
Executive Vice President – Leasing

Barney Quinn
Executive Vice President – Leasing

Regional Malls, continued

Carl Dieterle
Executive Vice President – Development

Thomas J. Schneider
Executive Vice President – Development

Arthur W. Spellmeyer
Executive Vice President – Development

David L. Campbell
Senior Vice President Finance – Operating Properties

Premium Outlet Centers (Chelsea)

David C. Bloom
Chairman
Advisory Director of Simon Property Group, Inc.

Leslie T. Chao
Chief Executive Officer

Michael J. Clarke
Co-President and Chief Financial Officer

John R. Klein
Co-President

Community/Lifestyle Centers

Michael E. McCarty
President

Myles H. Minton
Senior Vice President – Development

International Properties

Hans C. Mautner
Advisory Director, President – International Division,
and Chairman of Simon Global Limited

INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR

Our transfer agent can assist you with a variety of stockholder services including:

- Change of address
- Transfer of stock to another person
- Replacement of lost, stolen or destroyed certificate
- Questions about dividend checks
- Simon Property Group's Investor Services Program

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
800-454-9768
www.melloninvestor.com

TDD for Hearing Impaired:	800-231-5469
Foreign Stockholders:	201-680-6667
TDD for Foreign Stockholders:	201-680-6610

INVESTOR SERVICES PROGRAM

Simon Property Group offers an Investor Services Program for investors wishing to purchase or sell our common stock. To enroll in this Plan, please contact our transfer agent, Mellon Investor Services (800-454-9768 or www.melloninvestor.com).

CORPORATE HEADQUARTERS

Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN 46204
317-636-1600

WEBSITE

Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: www.simon.com (Investor Relations tab)

STOCKHOLDER INQUIRIES

Shelly J. Doran
Vice President of Investor Relations
Simon Property Group, Inc.
P.O. Box 7033
Indianapolis, IN 46207
317-685-7330
800-461-3439
sdoran@simon.com

COUNSEL

Willkie Farr & Gallagher LLP
New York, NY

Baker & Daniels LLP
Indianapolis, IN

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K

A copy of the Simon Property Group, Inc. annual report on Form 10-K to the United States Securities and Exchange Commission can be obtained free of charge by:

- Contacting the Company's Investor Relations Department via written request or telephone, or
- Accessing the Financial Information page of the Company's website at www.simon.com (Investor Relations tab)

The Company filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K filed with the Securities and Exchange Commission on February 28, 2007.

ANNUAL MEETING

The Annual Meeting of Stockholders of Simon Property Group, Inc. will be held on Thursday, May 10, 2007 at The Westin Indianapolis, 50 South Capitol Avenue, Indianapolis, IN, at 10:00 a.m., local time.

CEO CERTIFICATION TO NYSE

The Company submitted a CEO certification to the New York Stock Exchange last year as required by Section 303A. 12(a) of the NYSE Listed Company Manual.

INVESTOR INFORMATION

COMPANY SECURITIES

Simon Property Group, Inc. common stock and three issues of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock	SPG
7.89% Series G Cumulative Preferred	SPGPrG
6.0% Series I Convertible Preferred	SPGPrI
8.375% Series J Cumulative Preferred	SPGPrJ

The quarterly price range on the NYSE for the common stock and the distributions declared per share for each quarter in the last two fiscal years are shown below:

	High	**Low**	**Close**	**Declared Distribution**
First Quarter 2006	**$ 88.48**	**$ 76.21**	**$ 84.14**	**$ 0.76**
Second Quarter 2006	**84.88**	**76.14**	**82.94**	**0.76**
Third Quarter 2006	**92.35**	**81.19**	**90.62**	**0.76**
Fourth Quarter 2006	**104.08**	**89.75**	**101.29**	**0.76**

	High	Low	Close	Declared Distribution
First Quarter 2005	$ 65.60	$ 58.29	$ 60.58	$ 0.70
Second Quarter 2005	74.06	59.29	72.49	0.70
Third Quarter 2005	80.97	70.52	74.12	0.70
Fourth Quarter 2005	79.99	65.75	76.63	0.70


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